中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

File No.82-34675

Our Ref : BS(2004)106(JY)

23rd March, 2004

04010827

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

PROCESSED
MAR 25 2004
THOMSON FINANCIAL

SUPPL

Dear Sirs,

BOC Hong Kong (Holdings) Limited
Rule 12g3-2(b) File No.82-34675

We enclose the following announcements and press release issued by BOC Hong Kong (Holdings) Limited in Hong Kong and dated 22nd March, 2004 for your attention:

(1) 2003 annual results announcement;
(2) Highlights of 2003 annual results; and
(3) Press release in relation to 2003 annual results.

Please note that the above documents are being furnished to the Securities and Exchange Commission (the "SEC") on behalf of the Company pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

..../page 2

Yours faithfully,
For and on behalf of
BOC Hong Kong (Holdings) Limited

Jason C.W. Yeung
Company Secretary

Encl.

04 MAR 25 AM 7:21

中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 2388)

2003 Annual Results

CHAIRMAN'S STATEMENT

Growing with Stronger Foundations

The theme of this results announcement of BOC Hong Kong (Holdings) Limited ("the Company") and its subsidiaries (herein collectively referred as the "Group") 'Growing with Stronger Foundations' is the embodiment of the Group's continued commitment to maximising shareholder value and enhancing corporate governance. This commitment, we firmly believe, is crucial to enable us to be our customers' premier bank wherever we are.

The focus of our business in 2003 was growth through innovation. This was evidenced by our launch of new products and services, the achievement of profit growth notwithstanding an extremely challenging operating environment, further improved asset quality, and our outperformance of our peers in some key businesses. At the same time, we kept on enhancing our corporate governance framework, having regard to international best practices that can ensure a higher degree of accountability to shareholders, customers and staff. With greater investor confidence in the Group's prospects, our shares recorded outstanding price performance.

For the year ended 31 December 2003, the Group posted an operating income of HK$17,253 million, down 4.75%; a profit attributable to shareholders of HK$7,963 million, up 17.33%; and earnings per share of HK$0.7532, up 17.34%. The Board of Directors of BOC Hong Kong (Holdings) Limited ("the Board") is recommending a final dividend of HK$0.320 per share at the Annual General Meeting on Friday, 21 May 2004. That, together with the interim dividend of HK$0.195 per share, results in a total dividend of HK$0.515 per share for the whole year.

The Group's business performance last year was a reflection of our sustained efforts in maximising shareholder value.

Profit attributable to shareholders grew on the back of our focused efforts on business development and effective cost management, increasing our return on shareholders' funds and total assets respectively and leading to a high level of shareholder return. We have also been paying particular attention to asset quality, which was reflected in significantly lowered non-performing loan ("NPL") and classified loan ratios. This is one of the most effective means for achieving healthier growth in the long term.

We have identified and followed a focused business development strategy that establishes priorities and encourages innovation for continuous business growth. Details of this and the results so far will be discussed in the following sections of this results announcement. It is, however, worth mentioning here that our wealth management business as a whole and our residential mortgage operation registered strong growth last year, especially in the second half. These are clear indicators of how innovation and customisation have generated good results for the Group.

In our 2003 Interim Report, we reported on the findings and recommendations of the Special Committee set up after the New Nongkai Loan incident to review the Group's corporate governance, credit approval procedures, risk management and internal control mechanism. We have embarked on a series of reforms, some of which will further enhance our existing corporate governance structure. We believe these are part and parcel of a strong foundation for the Group's long-term development.

Given the improved market sentiment, the benefits of Closer Economic Partnership Arrangement ("CEPA") and other conducive factors, we believe 2004 is going to be another exciting year in a more positive sense. Apart from our priorities of wealth management, consumer credit and corporate lending, we will be actively growing our China business. Towards the end of 2003 Bank of China (Hong Kong) Limited ("BOCHK") was appointed as the Clearing Bank for personal Renminbi ("RMB") business in Hong Kong and our RMB banking services were launched in late February 2004. We are uniquely positioned to take advantage of new business opportunities generated from these developments in the vast Mainland market. Furthermore, with the injection of state capital in late 2003, the Bank of China ("BOC"), the Group's parent company, has been enhancing its corporate governance, operations and management system as well as business development activities to be an even stronger entity. All these are geared towards facilitating fair and mutually beneficial co-operation between BOC and the Group, and in turn, creating an enlarged and solid platform for the development of our China business. To capture the opportunities that are emerging, we will continue to build upon our branch network and resources in both Hong Kong and the mainland of the People's Republic of China ("the Mainland"). In order to accomplish further growth with stronger foundations, we will implement coherent and pragmatic business strategies, enhance our management and corporate governance, focus on asset quality, and strengthen our competitive edge.

Finally, I wish to thank the Board of Directors and the Senior Adviser for their wise counsel during a challenging year, in particular Mr. Chia Pei-yuan and Mr. Ping Yue who retired from the Board in July 2003 and February 2004 respectively. In November 2003, Ambassador Yang Linda Tsao was appointed an Independent Non-executive Director of the Board. The Board would like to extend a warm welcome to Ambassador Yang who, with her expertise in corporate governance, will surely contribute much to the Group.

My gratitude also goes to shareholders and customers for their continued trust and support. They are our source of inspiration for growth and innovation. *Last but not least, I would like to express my heartfelt thanks to our staff,* for their ongoing commitment and putting forth only their best efforts regardless of the circumstances.

Xiao Gang
Chairman
Hong Kong, 22 March 2004

CHIEF EXECUTIVE'S REPORT

2003 was an unusually eventful year for Hong Kong. The Severe Acute Respiratory Syndrome ("SARS") outbreak and the hardships associated with it had a negative impact on nearly all sectors of the economy in the first half of the year. Amidst diminished market demand, the finance and banking industry also experienced adverse effects. Fortunately the local economy began to recover in the latter half of the year in the wake of the SARS. The recovery has been bolstered by a series of positive factors, notably the signing of CEPA between the Central People's Government and the Hong Kong Special Administrative Region Government ("HKSAR Government"), the implementation of the individual visit scheme by the Mainland and the announcement of the imminent commencement of personal RMB banking services in Hong Kong. With the restoration of market confidence, stabilising property prices and increasing employment figures; domestic demand has gradually picked up. The operating environment for the banking sector as a whole has improved considerably, despite continued low interest rates and intense market competition.

The Management has been taking a rational and proactive approach in managing the various challenges and capturing the opportunities. We have also been striving to grow our diversified businesses and further strengthen our capabilities in all areas. Our efforts in that regard are reflected in our 2003 financial results.

Ensuring shareholder return and reinforcing financial strength

In 2003, we achieved a profit attributable to shareholders of HK$7,963 million, an increase of 17.33% from the previous year. The return on average shareholders' funds rose by 1.10 percentage points to 13.62%.

Implementing sound risk management

Sound risk management is a crucial part of our operation. Under the direction of the Board, we have been developing comprehensive and independent risk management measures to take into account current and future needs. Our commitment remains to build a risk-focused culture of business development and implement appropriate risk management processes and controls. In the medium-term, we will conduct our risk management practices through the use of the risk-adjusted and economic capital allocation methodology.

Corporate development

Our corporate culture is undergoing a transformation to meet our global and local business needs, which will lead to higher service quality and support of customer relationships. We also pursue a policy of ongoing staff development through incentives and extensive training.

In line with the service preference of and business demand in target segments, our branches will be classified into five clearly defined and focused categories, each with specific functions. This will enable us to serve the respective needs of our different customer groups even more effectively.

Besides initiating bank-wide efficiency programmes for process reengineering and technological advancement, we have further expanded the electronic distribution channel and the scope of our e-Banking products and services to enrich customer experience.

Conclusion

Bearing in mind that the low interest rate environment is likely to persist for some time and competition for quality lending will remain intense, we are cautiously optimistic that the current economic climate will continue to be favourable for the foreseeable future. The implementation of CEPA, the launch of personal RMB banking services, the enlargement of the individual visit scheme, the revival of the local stock and property markets and the return of *consumer and investor confidence, all represent greater business opportunity* for the Group in 2004.

We have set out to be our customers' premier bank wherever we are. To accomplish this goal and to sustain growth and profitability in the longer term, we believe it is important to better ourselves continuously in terms of innovation and operational efficiency. I have already outlined some pragmatic strategies to that end. These will be kept under constant review to take into account customers' changing needs.

May I take this opportunity to thank the Board for their guidance and all my colleagues for their dedication and hard work in the past year. We owe our achievements today and our success in tiding over a challenging period largely to their trust and unwavering support. I am honoured to be working with them and I stand strongly in *the belief that together we can attain higher growth while our foundations continue* to be strengthened.

He Guangbei
Chief Executive
Hong Kong, 22 March 2004

MANAGEMENT'S DISCUSSION AND ANALYSIS

Management's Discussion and Analysis aims at providing meaningful analysis of the business performance and risk management of the Group. The following discussion is based on, and should be read in conjunction with, the accounts and the notes included in the Annual Report 2003.

Despite the demanding business environment in 2003, the Group made solid progress in achieving the financial targets set during IPO.

Business Environment

The Hong Kong economy was adversely *affected by the SARS in the second quarter of 2003. However, the economy* showed clear signs of recovery in the latter half of the year, led by a general improvement in the global economy, the Mainland's continued strong economic growth, the signing of CEPA and introduction of other positive initiatives to enhance economic co-operation between the Mainland and Hong Kong.

Under CEPA, 18 service industries have been liberalised and 273 types of products made in Hong Kong can be exported to the Mainland free of tariff. The introduction of individual visit scheme by the Mainland led to over 650,000 Mainland residents visiting Hong Kong with an estimated total spending of HK$3.5 billion by year-end.

The business environment for the banking sector was boosted by the announcement that banks in Hong Kong are allowed to run personal RMB businesses including deposits, exchange, remittance and RMB bank cards.

With these positive developments, statistics pointed to quick and strong recovery in GDP, consumer confidence, employment and new mortgage lending.

In the second half of 2003, the Hong Kong stock market rallied. On the other hand, the Hong Kong Dollar also strengthened vis-à-vis the US Dollar in late September 2003 and drove Hong Kong Interbank Offered Rate ("HIBOR") down to the lowest level seen in many years.

These and other factors, including weak credit demand, declining net interest margin, improving asset quality and *high liquidity, set the backdrop for the* performance of banks operating in Hong Kong.

Financial Overview

The Group's profit attributable to shareholders amounted to HK$7,963 million in 2003, up HK$1,176 million or 17.33% from the previous year. Earnings per share were HK$0.7532, up HK$0.1113 or 17.34%. Return on average total assets increased by 0.14 percentage point to 1.08% and return on average shareholders' *funds was 13.62%, up 1.10 percentage points against 12.52%* in 2002. The major factors affecting our full-year results were:

- A fall in net interest income by 7.66% due to low interest rates and keen competition;
- A reduction in operating expenses by 6.09% due to cost control and merger synergy;
- A decrease in specific provision charge by 13.35% due to improved loan quality;
- The release of general provisions amounting to HK$957 million;
- Revaluation losses on premises and investment properties totalling HK$1,111 million; and
- The write-back of tax provision amounting to HK$732 million.

Consolidated Financial Review

Financial Performance

Total Operating Income

Total operating income, comprising net interest income and other operating income, was HK$17,253 million, down HK$861 million or 4.75% from last year. The decline in net interest income was partially offset by an increase in other operating income.

Net interest income and margin

shareholders' funds rose by 1.10 percentage points to 13.62%.

During the year, interest rates kept falling to new lows, leading to a continued decrease in our net interest income. Net interest margin fell to 1.82% from 2.00% a year ago. However, the Group's other operating income increased, mainly attributable to the satisfactory performance of our wealth management and foreign exchange businesses. The ratio of non-interest income to total operating income was up by 2.35 percentage points, reaching 25.38% in 2003.

In line with our established policy, we exercised prudent cost control and improved our overall productivity and efficiency. Operating expenses decreased by 6.09%. This was due partly to the reduction in average headcount, hence overall staff costs, and partly due to savings from the rationalisation of business operations and reduced rental expenses. Information technology expenditure increased in the second half of the year because of the implementation of certain projects that had been delayed as a result of SARS in the first half. Our cost to income ratio remained at the low level of 32.79%.

We also witnessed marked improvement in asset quality. The NPL ratio and classified loan ratio dropped to 5.78% and 5.82% respectively, compared to 7.99% and 7.98% as at 31 December 2002, owing to effective credit risk control, collection of bad debts and write-offs. In consideration of the improvement in asset quality, we released HK$957 million of general provisions in 2003. In the opinion of the management, the level of general provisions even after the release is adequate and conservative.

The Group's operating profit after provisions increased by 7.47%. After accounting for significant non-operating items of revaluation losses on premises and investment properties and a write-back of tax provisions, the Group's profit after taxation increased by 17.18%.

The Group's financial position has remained sound and solid. Our consolidated capital adequacy ratio increased to 15.11% at 31 December 2003 from 13.99% at 31 December 2002. BOCHK's liquidity position was maintained at high levels, with an average liquidity ratio of 37.76%.

Implementing focused strategies and strengthening market positions

A key challenge during the year was to sustain our business growth amidst difficult market conditions. By staying focused and customer-oriented, we achieved success in implementing strategic business initiatives. Wealth management and product customisation continued to be our strategic priorities, with increased efforts in tailoring our products to the needs of customers through product development and innovation. Strong demand was experienced in most parts of our wealth management business, such as securities brokerage turnover, distribution of life insurance products and investment fund sales during the year. Furthermore, as the property market began to stabilise towards the end of 2003, residential mortgage loans increased considerably thanks to new and pent-up demand; consequently our market share in this area increased to 17%.

After a generally slow first half, our card business also recovered in the second half of 2003 as consumer spending gradually rose and the negative impact of SARS subsided. Card issuance and cardholder spending increased by 34.60% and 19.81% respectively. Moreover, total card advances to customers grew by 5.68%, outperforming the negative market average by a wide margin. In anticipation of business co-operation with China UnionPay, we had installed over 4,000 new point-of-sale ("POS") terminals at merchant outlets in Hong Kong by the end of 2003.

In the corporate banking arena, loan demand from the industrial and commercial sectors was still sluggish. However, to pave the way for future growth, we continued to strengthen our role in arranging syndicated loans for the local market while growing overseas lending. Hence our corporate loan portfolio mix saw improvement during the year.

With our continued efforts in developing a customer-driven platform, in our treasury operation, we offered a larger variety of sophisticated treasury products to customers. This has enlarged the customer base as well as led to growth in revenue. During the year, the volume of foreign exchange and bullion transactions also soared as customers regained their interest in the foreign exchange and bullion markets.

We are pleased to report that on 24 December 2003, BOCHK was appointed by the People's Bank of China as the Clearing Bank for personal RMB business in Hong Kong. This appointment has further enhanced our status as a leading banking group in Hong Kong. It also demonstrates our solid expertise and resourcefulness in offering RMB banking services to the local market. We are well positioned to provide premier RMB services, including personal deposits, exchange, remittance and bank cards.

Progress of medium-term strategic goals

During our Initial Public Offering ("IPO") in July 2002, we set forth five medium-term strategic goals. The progress so far is summarised as follows:

1. Leveraging our distribution network, we made much progress during the year in growing our revenue from the wealth management and treasury operations through cross selling and the launch of higher value-added products. Securities brokerage turnover increased by 79%. Investment fund and retail bond sales were up 68%. Life insurance distribution volume grew by 114%. Key products newly launched included the All-You-Want Mortgage Scheme, Smart Mortgage Scheme, the Small and Medium-Sized Enterprises ("SMEs") Financing Scheme, and Corporate Tax Loan.
2. Our risk management mechanism was strengthened and more effectively implemented in the past year. Our asset quality has improved significantly as mentioned above.
3. The operational efficiency of the entire Group continued to rise and a higher degree of cost-efficiency was attained. The synergies generated from the Restructuring and Merger allowed us to reduce the number of branches to 304.
4. We have witnessed higher returns on shareholders' funds and assets last year. Return on average shareholders' funds was 13.62%, up 1.10 percentage points. Return on average total assets was 1.08%, up 0.14 percentage point.
5. Co-operation with our parent company, the BOC, and the expansion of our China business continued to advance on a much broader scope.

In addition, we made considerable progress in some key areas of our overall business strategy, namely, the expansion of e-Banking services and the further development of our trade finance and remittance business.

Strategic priorities to drive future growth

As a major bank in Hong Kong, we are determined to maintain our leading position in all our businesses while serving the fast-changing and increasingly sophisticated needs of the market. At present, our chief goal is to achieve higher growth through the transformation of our business portfolio and the strengthening of our core competencies, laying stronger foundations for our long-term development.

To reach that goal, we have set forth some key strategic priorities as highlighted below.

Increasing focus on consumer credit and wealth management

We are establishing a comprehensive wealth management platform, with a view to developing and offering — on a recurrent basis — innovative products and services to our customers. By strengthening our credit card and personal banking businesses, we expect our consumer credit portfolio to expand. With a large customer base, we are well equipped to generate higher growth through bank-wide cross selling and proactive customer relationship management.

Expanding corporate and treasury services

Only by acquiring a deep understanding of the needs of our corporate and treasury customers, can we deliver on the services they require and thereby grow our corporate lending and treasury operations. Through active portfolio management and, again, bank-wide cross selling, we aim to increase our profitability while keeping risks at a manageable level. We shall focus mainly on better relationship management through customer segmentation and channel development. In order to increase our lending to local SMEs, one of our key initiatives is to broaden our SME loan product range. We have already gained some headway in that and will continue to do so.

Enhancing services in the Mainland

China's economy has made remarkable progress amidst the global downturn last year. With the global economy now on the rebound, the Mainland is expected to undergo even better economic development coupled with a more sustainable pace of growth than before. By capitalising on our network of branches and solid presence in the Mainland, we are in a unique position to ride on the opportunities arising from CEPA to further expand our China business. We aim to gain a better understanding of our customers' needs in China by building stronger relationships with them. Meanwhile, through the enhancement of the operational efficiency and services portfolio of our Mainland branches, we are able to offer our customers the same high quality of service in the Mainland as they enjoy in Hong Kong.

Optimising operational efficiency

To ensure our long-term growth and enhance service quality, we strive to improve operational efficiency on a continuous basis. Business and process reengineering was implemented in recent years; we shall proceed with bank-wide efficiency enhancement programmes, encompassing technological enhancement, network rationalisation, channel modernisation and human resources development.

Net interest income and margin

Net interest income was HK$12,874 million, down HK$1,068 million or 7.66% from 2002. Average interest-earning assets increased by HK$10,501 million, or 1.51%, to HK$706,479 million. Net interest margin fell by 18 basis points, a result of 14 and 4-basis point decline in net interest spread and net free fund contribution respectively.

Yields of major interest-earning assets, including loans, interbank placings and debt securities dropped primarily due to declining interest rates. Cost of funding from customer deposits fell as well but to a lesser extent partly because a large portion of customer deposits was Hong Kong Dollar saving deposits, which already reached a near-zero level of interest rate with not much room for further reduction.

In 2003, average 1-month HIBOR and 3-month HIBOR both fell by 82 basis points to 0.99% and 1.04% respectively when compared with 2002. HIBOR continued to fall particularly in the latter half of the third quarter and early fourth quarter when the Hong Kong Dollar strengthened sharply vis-à-vis the US Dollar. As a result, annualised net interest margin continued to decline from 1.89% for the half-year ended 30 June 2003 to 1.82% for the full year.

Other operating income

Other operating income was up HK$207 million, or 4.96%, to HK$4,379 million, accounting for 25.38% of total operating income against 23.03% in 2002.

Net fees and commission income was up HK$49 million, or 1.66%, to HK$2,997 million. The composition of revenues changed during the year. Income from wealth management business, including income from distribution of life insurance products, commissions on sales of investment funds, retail bonds and securities transactions executed for customers, was up HK$431 million, or 68.09%, to HK$1,064 million due to higher business volumes. This was mainly driven by higher stock turnover and demand for alternative investments under the low interest rate environment. In the first half, there was strong growth in the distribution of life insurance products. Owing to the rally of the stock market in the second half, stock broking commission income increased substantially. Moreover, sales of investment funds and retail bonds continued to grow. Income from levy on low-balance Hong Kong Dollar savings accounts also increased from last year when the levy was first introduced. The above positive factors were partially offset by a decrease in loan commission income due to lower rates and business activities.

Net loss from other investments in securities increased to HK$108 million mainly due to losses on the disposal of debt securities.

Net gain from foreign exchange activities increased by HK$141 million, or 17.11%, to HK$965 million mainly due to higher business volume.

Net rental income from investment properties decreased by HK$31 million, or 16.15%, to HK$161 million due to lower property rental values and a reduction in investment property holdings.

Operating Expenses

Operating expenses decreased by HK$367 million, or 6.09%, to HK$5,658 million. The cost to income ratio improved by 0.47 percentage point to 32.79%, as a result of disciplined cost control and operational efficiency improvement.

Staff costs fell by HK$262 million, or 7.32%, to HK$3,316 million, mainly due to a decrease in average headcount.

Premises and equipment expenses were down HK$71 million, or 8.84%, to HK$732 million due to savings from the rationalisation of business operations and a decrease in rental expenses. This was partially offset by an increase in information technology expenses. The increase in information technology expenses in the second half was primarily due to the delay of certain IT projects during the SARS outbreak period.

Other operating expenses include legal and professional expenses, advertising expenses, utility expenses, printing expenses, expenses for security and guard services etc. These expenses were contained as a result of disciplined cost control under deflationary economic conditions. However, this was partially offset by additional professional expenses incurred for carrying out the special review in the interim period.

Charge for Bad and Doubtful Debts

The charge for bad and doubtful debts decreased by HK$1,184 million, or 41.47%, to HK$1,671 million due to a reduction in the specific provision charge and the release of general provisions. Average credit cost declined by 0.12 percentage point to 0.83% in 2003.

New specific provision charge decreased by HK$685 million, or 15.16%, to HK$3,834 million, reflecting the improvement in credit quality. Specific provision releases increased by HK$186 million, or 31.96%, to HK$768 million. Specific provision recoveries for loans previously written off fell by HK$466 million, or 51.55%, to HK$438 million, mainly due to strong recovery performance in 2002 when dedicated initiatives were introduced.

Because of the lower overall risk profile of the loan portfolio as evidenced by improved loan quality and lower classified loan formation, HK$957 million of general provisions was released.

Property Revaluation

To reflect the change in property prices in Hong Kong, two revaluation exercises on the Group's premises and investment properties were conducted separately at 30 June 2003 and at 31 October 2003.

All investment properties were revalued on the basis of their open market values by Chesterton Petty Limited, an independent firm of chartered surveyors, resulting in a charge to the profit and loss account of HK$370 million. Having regard to the independent professional valuations carried out on the majority of premises by the valuer, the revaluation of premises resulted in a charge to the profit and loss account of HK$741 million and a decrease in the premises revaluation reserve of HK$48 million.

Taxation

Taxation was down HK$565 million, or 48.96%, to HK$589 million, primarily due to the write-back of HK$732 million of tax provision in prior years, which was no longer required after the finalisation of tax losses arising from our predecessor merging branches and the tax positions of BOCHK with the Inland Revenue Department in 2003. In 2003, the Group adopted Statement of Standard Accounting Practice 2.112: Income taxes ("SSAP 12 (revised) "Income taxes""), which represented a change in accounting policy. The change in accounting policy is set out in the respective notes.

Financial Position

Balance Sheet

Total assets were HK$762,587 million as at 31 December 2003, up HK$27,051 million or 3.68% from year-end 2002.

Investments in securities rose by HK$13,885 million, or 8.75%, to HK$172,518 million. Similar to year-end 2002, approximately 95% of investments in securities will mature within five years and approximately 70% of them were issued by banks and other financial institutions.

Advances to customers were HK$308,582 million, down HK$12,452 million or 3.88% from year-end 2002, mainly due to large write-offs and collections totalling HK$13,968 million. The loan to deposit ratio was 51.38% at 31 December 2003, down 2.04 percentage points from year-end 2002. In terms of industry sectors, loans for use in Hong Kong by the industrial, commercial and financial sectors decreased by HK$17,143 million or 9.81%. This was partially offset by an increase of HK$1,558 million or 1.32% in loans for use in Hong Kong by individuals, HK$978 million or 11.02% in trade finance and HK$2,155 million or 11.04% in loans for use outside Hong Kong.

The growth in loans for use in Hong Kong by individuals was mainly driven by a 4.83% increase in residential mortgage loans (excluding government-sponsored home purchasing schemes), following the stabilisation of the residential property market. Card advances also increased by 5.68% from year-end 2002 as consumer confidence quickly recovered in the second half. The growth was partially offset by a decrease in loans for use under the government-sponsored home purchasing schemes and other individual loan uses.

The decline in loans for use in Hong Kong by industrial, commercial and financial sectors was mainly caused by large write-offs and collections and weak corporate credit demand. Lending to property development and property investment sectors decreased by HK$7,667 million, or 9.88%, to HK$69,916 million and their proportion to total advances reduced from 24.17% at year-end 2002 to 22.66% at 31 December 2003.

Fixed assets amounted to HK$17,582 million as at 31 December 2003, down HK$2,630 million or 13.01% from year-end 2002. The decline was mainly attributable to the disposal of premises and investment properties of HK$1,204 million, deficits on the revaluation of premises and investment properties of HK$1,159 million and depreciation charges.

Total liabilities increased by HK$23,419 million, or 3.46%, to HK$701,170 million from year-end 2002.

Deposits from customers were HK$600,642 million as at 31 December 2003, down HK$335 million or 0.06% from year-end 2002. Customers continued to shift funds from time deposits to savings deposits under the low interest rate environment. Savings deposits rose by 32.82% and time, call and notice deposits declined by 19.44%. In the second half, retail certificates of deposit were issued and the outstanding balance amounted to HK$2,432 million at year-end.

Asset Quality

The Group achieved significant improvement in asset quality during the year. NPLs amounted to HK$17,832 million, down HK$7,827 million or 30.50% from year-end 2002. The NPL ratio and classified loan ratio fell to 5.78% and 5.82% from 7.99% and 7.98% respectively at year-end 2002. The marked improvement in NPL ratio and classified loan ratio were due to effective credit risk controls, write-offs and collections. During the year, approximately HK$7,759 million of classified loans were recovered through cash collections and collateral disposal whereas HK$6,209 million of bad debts were written off.

(page 2)

中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

General provisions and specific provisions as a percentage of advances to customers were 1.75% and 1.78%, down 0.23 and 0.91 percentage point respectively. Specific provisions as a percentage of non-performing loans decreased from 33.66% a year ago to 30.66% as at 31 December 2003. The specific provisions and collateral coverage ratio for classified loans was 90.95%, compared to 90.08% at year-end 2002, reflecting the adequacy of provisioning. The loan loss reserve ratio also improved to 61.20% as at 31 December 2003 from 58.51% at year-end 2002.

The quality of the Group's residential mortgage portfolio improved. The combined delinquency and rescheduled loan ratio decreased from 1.75% at year-end 2002 to 1.10% as at 31 December 2003, which was better than the market average of 1.38%.

The quality of the Group's card advances also improved. The delinquency ratio fell from 1.26% at year-end 2002 to 0.75% as at 31 December 2003. The charge-off ratio decreased from 12.87% in 2002 to 8.86% in 2003.

Capital and Liquidity Ratios

The Group's capital strength remained robust. The consolidated capital adequacy ratio increased from 13.99% as at 31 December 2002 to 15.11% at 31 December 2003.

The capital base grew by 4.03% with an increase in retained profits. The decrease in risk-weighted assets was primarily attributable to a drop of 1.84% and 20.11% in on-balance sheet risk-weighted assets and off-balance sheet risk-weighted assets respectively. The former was due to a decrease in advances to customers, while the latter was mainly due to a decrease in 100% risk-weighted direct credit substitutes and other commitments with an original maturity of one year and over. In addition, risk-weighted asset deductions, comprising excess general provisions and revaluation reserves, declined mainly due to the release of general provisions.

BOCHK's liquidity position remained strong with an average liquidity ratio of 37.76%, 3.41 percentage points lower than 41.17% for 2002, reflecting the migration of customer deposits to shorter maturities.

Business Review

Commercial Banking

The commercial banking segment consists of our retail banking and corporate banking businesses.

Segmental financial highlights

— Net interest income decreased by 13.64% due to narrowing spreads, reflecting lower interest rates, keen competition in the retail and corporate lending business and subdued credit demand.

— Other operating income was stable as a result of lower loan commission income and strong growth in wealth management income. Better second-half performance was due to strong growth in commission income from securities broking and stable income from bills and loan commissions.

— Costs were well contained.

— Substantial drop in the charge for bad and doubtful debts was mainly due to a lower new specific provision charge and the release of general provisions. Lower classified loan formation in both the retail and corporate banking loan portfolios helped to improve overall loan quality. Second-half charge was particularly low mainly attributable to a much lower new specific provision charge and larger release of general provisions, reflecting improvement in loan quality and a reviving economic environment.

— Overall, a larger decrease in net interest income reduced the segment's operating profit after provisions.

Retail Banking

A solid year for retail banking business. Declining interest rates reduced the interest income from retail banking business. This was partially offset by strong performance in wealth management and lower credit cost.

Wealth management: The low interest rate environment stimulated demand for alternative investments. To capture these business opportunities, we focused on our strategic priority of expanding the line of wealth management products, including investment funds, retail bonds and life insurance plans. We also actively promoted our option-linked products as an alternate to traditional deposits products. In 2003, securities broking, investment fund and retail bond sales, and life insurance product distribution registered strong growth respectively in business volume.

Mortgage: During the year, new mortgage products were launched to meet the sophisticated needs of our customers, including new mortgage insurance programmes, the All-You-Want Mortgage Scheme and the Smart Mortgage Scheme. We maintained a leadership position in mortgage services. Our mortgage balance showed an increase of 4.83% against a 2.41% market decrease. At the same time, the credit quality of mortgage loans improved. The delinquency and rescheduled loan ratio declined to a level below the market average. Furthermore, with stablising residential property prices, the negative equity ratio dropped to 13% by year-end against the market average of 20%.

Credit card business: In April 2003, we successfully migrated to a new operating system, our prime objective being to increase competitiveness by enhancing the delivery of tailor-made and comprehensive value-added services.

In the first half of 2003, the card business was affected by the SARS outbreak and weak consumer confidence. Nevertheless, we were able to benefit from the economic rebound in the second half through continuous marketing efforts. The number of cards issued and cardholder spending grew by 34.60% and 19.81% respectively. Card advances were up 5.68%, outperformed the market average of 4% negative growth. Furthermore, our merchant acquiring business in Hong Kong, Macau and the Mainland China achieved a total growth of 3.27% by transaction value. The credit quality of card advances improved significantly during the year. Our charge-off ratio dropped from 12.87% to 8.86% compared to the industry average of 10.02% as released by the Hong Kong Monetary Authority ("HKMA").

Channels: As part of our initiative to reengineer branch distribution, the first phase of our pilot programme was completed and 3 new Personal Financial Service Centres were opened. In the future we will see branches becoming more specialised to include VIP Branches, Personal Financial Service Centres, Investment Centres and 24-hour Automated Banking Centres. In addition, 33 traditional branches were closed in 2003. At year-end 2003, the total number of branches was 304, as compared to 334 at year-end 2002. Automated Teller Machines ("ATMs") are an extension of our branch network and, during the year, we increased the number of ATMs from 435 to 449.

e-Banking is an important channel for the rationalisation of our operations. During the year, we expanded our range of products and services available through electronic distribution channels to include online remittance service, credit card application, guaranteed fund trading service and electronic consolidated statements. We also upgraded our telephone banking and internet banking system to provide 24-hour service capability and customer friendly features.

The SARS outbreak increased customer demand for and acceptance of the delivery of financial services through electronic channels. With more efforts put into the development of the channels, by December 2003 IT's Online Banking customers grew by 61% whereas monthly financial transactions through internet grew by 73% from six months ago.

Corporate Banking and Financial Institutions

A year of turbulence and consolidation. 2003 continued to be a difficult year for corporate banking as credit demand remained sluggish and competition was keen. Fees and commission income declined in light of keen competition. However, through strengthened credit risk management, overall corporate loan quality improved significantly. This manifested itself in lower classified loan formation and a significant drop in the classified loan ratio.

During the year, we maintained our position as a leading arranger of Hong Kong/China syndicated loans. We also continued to focus on strengthening trade finance services by setting up a specialised factoring division to provide one-stop service to customers. As part of our efforts to strengthen our SME business, we launched the SMEs Financing Scheme and Corporate Tax Loan targeting SME clients. In trade services, the amount of bills processed increased more than 4% despite the difficult operating environment. Our services will be available through an additional channel with the completion of the internet Corporate Banking System, an internet-based channel scheduled to be launched in 2004 upon approval by the HKMA.

We made encouraging progress in developing business with financial institutions including syndicated lending and private placing, and trading of [illegible] also launched the USD Real Time Gross Settlement between Hong Kong and

As at the end of 2003, the Board comprised 12 Directors, of whom four were Independent Non-executive Directors, seven were Non-executive Directors and one was Executive Director. In addition, the Board is assisted by a highly experienced and reputable person as its Senior Adviser. The Senior Adviser is invited to attend Board meetings and give objective advice to the Board. The term of appointment of the Non-executive Directors and the Senior Adviser is three years from the date of appointment.

The following changes occurred in the composition of the Board since the last annual report:

On 28 May 2003, Chairman Liu Mingkang and Vice Chairman and Chief Executive Liu Jinbao resigned from the Board. On the same day, Mr. Xiao Gang was appointed Chairman and Mr. He Guangbei Vice Chairman and Chief Executive.

On 11 July 2003, Independent Non-executive Director Chia Pei-yuan resigned from the Board for personal reasons.

On 12 November 2003, Ambassador Yang Linda Tsao was appointed Independent Non-executive Director of the Board with immediate effect.

On 2 February 2004, Non-executive Director Ping Yue retired from the Board.

To enhance the independence and impartiality of the Board, we will consider appointing more Independent Non-executive Directors.

Except for the Independent Non-executive Directors and Senior Adviser, all the Directors of the Board are also members of the Board of BOC, the Company's ultimate holding company. Mr. Xiao Gang and Mr. Sun Changji are also the Chairman and Vice Chairman of BOC respectively.

The Board held five meetings during 2003. Individual attendance records are as follows:

Director/Senior Adviser	Number of board meetings attended	Attendance rate
Non-executive Directors		
Mr. XIAO Gang (Chairman) (Note 1)	4 out of 4	100%
Mr. SUN Changji (Vice Chairman) (Note 2)	4 out of 5	80%
Mr. PING Yue (Note 3)	5 out of 5	100%
Mr. HUA Qingshan (Note 4)	4 out of 5	80%
Mr. LI Zaohang	5 out of 5	100%
Mr. ZHOU Zaiqun (Note 5)	3 out of 5	60%
Ms. ZHANG Yanling	5 out of 5	100%
Independent Non-executive Directors		
Dr. FUNG Victor Kwok King	5 out of 5	100%
Mr. SHAN Weijian	5 out of 5	100%
Mr. TUNG Chee Chen	5 out of 5	100%
Ambassador YANG Linda Tsao (Note 6)	0 out of 1	0%
Executive Director		
Mr. HE Guangbei (Vice Chairman and Chief Executive) (Note 7)	5 out of 5	100%
Senior Adviser		
Mr. NEOH Anthony Francis	5 out of 5	100%

Notes:

1. Mr. Xiao was appointed Director and Chairman of the Board in May 2003.
2. Mr. Sun could not attend the meeting on 17 June 2003 for business reasons.
3. Mr. Ping retired from the Board with effect from 2 February 2004.
4. Mr. Hua could not attend the meeting on 1 December 2003 for business reasons.
5. Mr. Zhou could not attend the two meetings in May and June for health reasons.
6. Ambassador Yang was appointed to the Board in November 2003. She could not attend the meeting on 1 December due to family bereavement.
7. Mr. He was appointed Vice Chairman and Chief Executive in May 2003.

The Board Committees

Audit Committee

The Audit Committee consists only of Non-executive Directors, the majority of whom are Independent Non-executive Directors. It is chaired by Independent Non-executive Director Mr. Shan Weijian.

Based on the principle of independence, the Audit Committee assists the Board in monitoring the financial reports, internal control, internal audit and external audit of the Group.

The Committee held 11 meetings during the year. Individual Directors' attendance records are as follows:

Director (Note 1)	No. of committee meetings attended	Attendance rate
Mr. SHAN Weijian (Chairman)	11 out of 11	100%
Mr. PING Yue (Note 2)	11 out of 11	100%
Mr. ZHOU Zaiqun (Note 3)	2 out of 11	18%
Dr. FUNG Victor Kwok King	11 out of 11	100%
Mr. TUNG Chee Chen	11 out of 11	100%

Notes:

1. Ambassador Yang Linda Tsao was appointed Independent Non-executive Director of the Board in November 2003 and became a member of the Audit Committee on 30 January 2004.
2. Mr. Ping resigned from the Board and the Audit Committee on 2 February 2004.
3. Mr. Zhou could not attend nine of the meetings held between May and August 2003 for health reasons.

Risk Management Committee

The Risk Management Committee is responsible for scrutinising, approving and monitoring the Group's risk management policies, procedures and execution. It also evaluates whether the Group's risk management is in line with the established strategies, policies and procedures.

Because the work of the Risk Management Committee is closely related to the Group's operation, we have initiated a number of reforms in 2003, with a view to increasing operational efficiency and mitigate the duplication of roles.

In September, the Risk Control Committee, previously under the Risk Management Committee, was dissolved. The Risk Management Committee was reconstituted to include only Non-executive Directors and the Senior Adviser. The Committee's chairman is Mr. Xiao Gang. The other members are Mr. Anthony Neoh, Mr. Hua Qingshan and Ms. Zhang Yanling. Having regard to the monitoring guidelines of the HKMA and with a view to enhancing corporate governance, we have ensured that the role of the Committee is more clearly defined and comprehensive.

We are pleased to report that after the above reforms, the Committee functions more efficiently and effectively than before, thus further enhancing our capabilities in risk control.

depository certificates issued by those institutions. In November, we also launched the BOC Real Time Gross Settlement between Hong Kong and Shenzhen.

Having been appointed by the People's Bank of China as the Clearing Bank for RMB business in Hong Kong, we are committed to providing efficient RMB clearing services to participating banks.

Mainland Branches and China-related Business

New developments explored and opportunities increased. In 2003, we continued to grow our business in the Mainland. Our 14 Mainland branches now provide more diversified services and products to customers. Early in the year, we rolled out the Automated Fund Transfer service so that Mainland mortgagors can make repayments through any of our branches in Hong Kong. To our corporate customers, we offer foreign currency loans services to allow them to take advantage of the interest rate differential.

In January 2003, we launched BOC Prestige Banking Services jointly with BOC to capitalise on our extensive branch network. This premier one-stop banking service is designed for customers who frequently travel between Hong Kong and the Mainland China.

In September 2003, we signed an agency co-operation agreement, the first in Hong Kong, with China UnionPay, a shareholding financial institution comprising more than 80 financial institutions in the Mainland China. By year-end, we have successfully installed over 4,000 new terminals with merchants in Hong Kong that enable China UnionPay card transactions. In view of the introduction and expansion of the individual visit scheme, this business would contribute to our revenue growth.

We also made good progress in channel development with the launch of iT's Online Banking and Telephone Banking in January 2004. These electronic banking services enable customers from the Mainland China to manage their finances regardless of time and distance.

Treasury

Our treasury activities include money market, foreign exchange dealing and capital market activities.

Segmental financial highlights

— Net interest income increased by 25.56% mainly due to a decrease in interest allocated to the commercial banking under a declining interest rate environment. This increase was partially offset by a decrease in interest income from segment interest-earning assets.

— Other operating income increased by 23.22% mainly due to gains from foreign exchange activities but was partially offset by losses incurred on the disposal of debt securities.

— Overall, increases in both net interest income and other operating income raised the segment's operating profit after provisions.

Surplus funds effectively managed and non-interest income increased. During the year, against the background of persistently low interest rates and weak credit demand, we actively managed surplus funds for better returns and ensured an increase in non-interest income.

We expanded our business further by offering more treasury products with augmented features to customers. Also, by taking advantage of cross selling opportunities from both retail and corporate customers, our customer base and transaction volume grew strongly. As customer demand for FX and bullion trading increased under the highly volatile currency and bullion market conditions in 2003, the volumes of FX margin trading transactions and precious metals margin trading transactions rose by 50% and 280% respectively as compared to 2002.

Corporate Development, Technology and Operations

Human resources: During the year, the Group focused on aligning corporate values with our business needs. We also kept on pursuing the strategy of linking performance to reward by implementing various incentive plans in 2003.

Employee training programmes were introduced to support the delivery of quality banking services. Over 900 training classes for over 57,000 employees at all levels of staff were offered. These included courses and seminars on compliance, corporate governance, corporate culture, quality service and team building. We also offered a series of "sales and services" training programmes to our front-line staff to enhance their customer relationship skills and to promote quality services. To provide a dynamic and diversified learning channel, we successfully launched the first e-learning management training programme. Moreover, to meet the needs of future business development, we tailor-made some orientation programmes for newly recruited university graduates. The investment in people and human resources is an ongoing strategy.

By year-end, the total number of employees of the Group, including all the subsidiary companies, was 13,188, a reduction of 251 over last year.

Technology and operations: As business competition becomes increasingly keen, it is our strategic initiative to enhance our information infrastructure for sustainable business growth. In 2003, an IT Programme Management Office was established as a central point for resource allocation, coordination and monitoring of core projects. Most initiatives for 2003 were successfully completed and major projects are proceeding on schedule.

To increase operational efficiency, we successfully launched the first phase of the Information Processing Centralisation Project. A local document scanning centre, a document warehouse and a data entry centre in Shenzhen were established.

We also joined the Cheque Imaging and Truncation Scheme, which helps strengthen cheque-processing capability and reduce operational risk. Enhancements and new functions of the Remittance System were rolled out to improve the payment efficiency and to provide more service-delivery channels to customers. The Credit Workflow Management System was launched and is now being applied in residential mortgage loan application. This functionality will be applied in corporate loan application in the first half of 2004 to enhance our credit workflow and service quality.

Risk Management

Overview

Management of risk is fundamental to the business of the Group and is an integral part of its strategy. The principal types of risk inherent in the Group's business include credit risk, market risk (comprising interest rate risk and exchange rate risk), liquidity risk and operational risk. The Group's risk management goal is to maximise its long-term risk-adjusted return on capital, reduce the wide volatility in earnings and enhance shareholder value. To achieve this, BOCHK measures and controls the risks involved in its business activities and ensure that they are within acceptable levels.

Risk Management Structure

BOCHK's risk management policies are designed to identify and analyse credit risk, market risk, liquidity risk and operational risk, to set appropriate risk limits, and to continually monitor these risks and limits by means of administrative procedures and information systems. BOCHK continually modifies and enhances its risk management policies and procedures to reflect changes in markets and products.

CORPORATE GOVERNANCE

We believe sound corporate governance is crucial to our development in the long term and we aspire to the highest standards of governance. Our governance policy and practices embody a high degree of transparency, responsibility and accountability. To safeguard the interests of shareholders, customers, staff and other stakeholders, we are committed to embracing international best practices and, as a listed financial institution in Hong Kong, complying with the guidelines and rules of the HKMA and the Stock Exchange of Hong Kong Limited ("Stock Exchange").

Governance Structure

Our governance structure is one that is overseen by the Board, with special emphasis on the supervisory role of the Independent Non-executive Directors. At the same time, it also clearly separates the roles and responsibilities of the Board and the Management.

The Board forms the core of our governance structure. It is primarily responsible for formulating the Group's long-term development strategies and plans as well as setting business targets. It takes care of the selection, evaluation and remuneration of the senior management. It also provides guidance and supervision to the Management.

Under the Board, there are three standing committees, namely, Audit Committee, Risk Management Committee, and Nomination and Remuneration Committee. The committees perform distinct roles in accordance with their respective terms of reference and assist the Board in supervising the performance of the Management.

The Management answers to the Board and is responsible for implementing the business strategies and plans agreed by the Board and running the Group on a daily basis. It reports to the Board on both a regular and a needs-be basis on matters relating to the performance of the Group.

The Board is headed by the Chairman whereas the Management is headed by the Chief Executive. The roles of the Chairman and the Chief Executive are clearly separated.

Under this governance structure, all major transactions, acquisitions, investments and disposals of assets must be reviewed and approved by the Board. The Board also reviews and approves the Group's annual budget and business plans.

The Board

The composition of the Board is such that Non-executive Directors form the majority in order to ensure the highest degree of impartiality and objectivity of the Board in supervising the Management.

capabilities in risk control.

The Committee held four meetings during the year. Individual attendance records are as follows:

Director/Senior Adviser	No. of committee meetings attended	Attendance rate
Mr. XIAO Gang (Chairman) (Note 1)	3 out of 3	100%
Mr. NEOH Anthony Francis (Note 2)	3 out of 3	100%
Mr. HUA Qingshan	3 out of 4	75%
Ms. ZHANG Yanling	3 out of 4	75%

Notes:

1. Mr. Xiao was appointed Director and Chairman of the Board in May 2003 and Chairman of the Risk Management Committee in September 2003.

2. Mr. Neoh was appointed a member of the Committee in September 2003.

Nomination and Remuneration Committee

In September 2003, the Board resolved to expand the terms of reference of the former Remuneration Committee and also renamed it Nomination and Remuneration Committee.

The Committee is responsible for assisting the Board in ensuring that the Group's human resources and remuneration policies as well as the selection of Directors and senior management are in line with the Group's overall development strategies.

The Committee now consists of five members, including Mr. Sun Changji, Vice Chairman of the Board, three Independent Non-executive Directors and one Non-executive Director. It met three times during 2003 and individual members' attendance records are as follows:

Director	No. of committee meetings attended	Attendance rate
Mr. SUN Changji (Chairman)	3 out of 3	100%
Mr. LI Zaohang	3 out of 3	100%
Dr. FUNG Victor Kwok King	1 out of 3	33%
Mr. SHAN Weijian	3 out of 3	100%
Mr. TUNG Chee Chen	3 out of 3	100%

Directors' transactions

Based on the Model Code for Securities Transactions by Directors of Listed Companies as set out in Appendix 10 of the Rules Governing the Listing of Securities on the Stock Exchange ("Listing Rules"), the Company has established and been implementing its own "Code for Securities Transactions by Directors" (the "Code"). The Code imposes stricter control than the Model Code on Director's securities transactions. The Company is not aware of any non-compliance with the Code in 2003.

Auditors' fees

The Group's 2003 accounts were audited by PricewaterhouseCoopers at a total fee of HK$29 million that was approved by the Audit Committee and the Board.

The Group also paid PricewaterhouseCoopers a fee of HK$9 million for non-audit services.

Shareholders' rights

The Company ensures that shareholders can enjoy the rights as prescribed in prevailing laws and regulations as well as the Company's Memorandum and Articles of Association, including but not limited to the following.

1. Shareholders holding not less than 5 percent of the issued share capital of the Company may request the Board to call an extraordinary general meeting. The said request must be made in writing specifying the purpose of the meeting, signed by the party who makes the request and delivered to the Company's registered office.

2. The following persons (the "requisitionists") are entitled to put forward a proposal (which may properly be put to the meeting) for consideration by the shareholders at a general meeting:

   (a) any shareholders holding together at least 2.5% of the Company's issued share capital; or

   (b) any group of at least 50 shareholders holding together at least 20,000 Shares of the Company.

   The request must be made in writing, signed by the requisitionists and received by the Company not less than six weeks before the meeting if it is proposed to pass a resolution or not less than one week before the meeting in all other cases. The requisitionists must deposit a sum reasonably sufficient to meet the Company's expenses in complying with such request.

Shareholders who have any questions for the Board may write to the Company Secretary. The address is 52nd Floor, Bank of China Tower, 1 Garden Road, Central, Hong Kong.

Disclosure and investor relations

As a listed company, we are in compliance with the requirements as stipulated in the laws and regulations of Hong Kong as well as the Listing Rules in connection with the disclosure of price sensitive information to enable the public to appraise the position of the Group. We also try to enhance such disclosure on a continuous basis.

During 2003, there was no major change to the Company's Memorandum and Articles of Association. However, in order to bring the Company's Articles of Association in line with changes to the Companies Ordinance and amendments to the Listing Rules that came into effect in February and March 2004 respectively as well as the draft Code on Corporate Governance Practices released by the Stock Exchange in January 2004, the Directors propose to amend the Company's Articles of Association at the 2004 AGM. For details, please refer to the notice of the meeting.

As at 31 December 2003, the senior management (means those individuals whose biographical details are disclosed in the Annual Report 2003 and includes the Chief Executive) has outstanding options to subscribe a total of 4,879,000 shares of the Company.

As at 31 December 2003, BOC was holding, through its subsidiaries, approximately 66.25% of the issued share capital of the Company. Other than BOC, we are not aware of any party that holds more than 5% of the Company's issued shares.

As at 31 December 2003, the number of shares held by the public was approximately 3,568 million or 33.75% of the issued share capital of the Company that was valued at HK$52 billion (based on the closing price of HK$14.60 on 31 December 2003).

The Company's first AGM after public listing was held on 29 May 2003. All the resolutions were passed by a large majority of votes at the meeting.

Project Tian Xing Jian and enhancement of corporate governance

In June 2003, the Board set up a Special Committee to undertake a comprehensive review of the credit approval process, risk management and corporate governance of the Group in light of a loan to New Nongkai Global Investments Limited in 2002. The members of the Special Committee included the Senior Adviser to the Board and two Independent Non-executive Directors. The audit firms of KPMG and Moores Rowland were engaged to conduct the review and a specialist from overseas was appointed to give expert advice. The Special Committee's review was completed and its full report published in September 2003.

Based on the recommendations of the Special Committee, we soon launched Project Tian Xing Jian that aims at improving the Group's systems and mechanisms relating to top-level control, credit risk management and control, interest risk management, legal and compliance, internal control and so on.

Ensuring good corporate governance is our strategic goal and continuous task. Project Tian Xing Jian gives us an excellent opportunity to conduct an internal review and improve ourselves further. In the coming year, we will continue to implement the Project and enhance the Group's corporate governance in accordance with established regulations, guidelines and international best practices, with special emphasis on enhancing the Board's functions, building a corporate culture and perfecting information disclosure. As Project Tian Xing Jian continues to make progress, we believe we can attain higher standards in our corporate governance.

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(page 3)

中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

The directors of the Company are pleased to announce the audited consolidated results of the Group for the year ended 31 December 2003 as follows:

CONSOLIDATED PROFIT AND LOSS ACCOUNT

For the year ended 31 December

	Note	2003 HK$'m	As restated 2002 HK$'m
Interest income		17,759	21,463
Interest expense		(4,885)	(7,521)
Net interest income		12,874	13,942
Other operating income	2	4,379	4,172
Operating income		17,253	18,114
Operating expenses	3	(5,658)	(6,025)
Operating profit before provisions		11,595	12,089
Charge for bad and doubtful debts		(1,671)	(2,855)
Operating profit after provisions		9,924	9,234
Net loss from disposal/revaluation of fixed assets		(1,121)	(1,032)
Write-back of provision/(provision) for impairment on held-to-maturity securities and investment securities		30	(7)
Net loss on disposal of a subsidiary		(1)	—
Provision for impairment on investments in associates		(132)	(27)
Share of profits less losses of associates		(9)	(100)
Profit before taxation		8,691	8,068
Taxation	4	(589)	(1,154)
Profit after taxation		8,102	6,914
Minority interests		(139)	(127)
Profit attributable to shareholders		7,963	6,787
Dividends	5	5,445	4,208
		HK$	HK$
Earnings per share	6	0.7532	0.6419

CONSOLIDATED BALANCE SHEET

As at 31 December

	Note	2003 HK$'m	As restated 2002 HK$'m
ASSETS			
Cash and short-term funds		134,106	115,075
Placements with banks and other financial institutions maturing between one and twelve months		78,240	80,159
Trade bills		691	592
Certificates of deposit held		18,776	17,528
Hong Kong SAR Government certificates of indebtedness		31,460	29,110
Held-to-maturity securities		101,065	94,227
Investment securities		53	46
Other investments in securities		71,400	64,360
Advances and other accounts	7(a)	300,094	308,332
Investments in associates		278	483
Fixed assets		17,582	20,212
Other assets		8,842	5,412
Total assets		762,587	735,536
LIABILITIES			
Hong Kong SAR currency notes in circulation		31,460	29,110
Deposits and balances of banks and other financial institutions		41,347	29,957
Deposits from customers		600,642	600,977
Certificates of deposit issued		2,432	—
Other accounts and provisions	8	25,289	17,707
Total liabilities		701,170	677,751
CAPITAL RESOURCES			
Minority interests		1,156	1,114
Share capital		52,864	52,864
Reserves	10	7,397	3,807
Shareholders' funds		60,261	56,671
Total capital resources		61,417	57,785
Total liabilities and capital resources		762,587	735,536

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

NOTES

1. **Accounting policies**

The information herein in this results announcement is extracted from the Company's annual statutory accounts ("statutory accounts") included in the Group's annual report for the year ended 31 December 2003. The accounting policies and methods of computation used in the preparation of that accounts are consistent with those used in the preparation of the statutory accounts for the year ended 31 December 2002. In the current year, the Group has adopted SSAP 12 (revised) "Income taxes" issued by the Hong Kong Society of Accountants, which is effective for accounting periods commencing on or after 1 January 2003.

The impact of adopting this SSAP has been shown on the respective notes in this results announcement.

2. **Other operating income**

	2003 HK$'m	2002 HK$'m
Fees and commission income (Note)	3,855	3,649
Less: Fees and commission expenses	(858)	(701)
Net fees and commission income	2,997	2,948
Dividend income from investments in securities		
— unlisted investments	45	34
Net loss from other investments in securities	(108)	(61)
Net gain from foreign exchange activities	965	824
Net gain from other dealing activities	42	14
Gross rental income from investment properties	241	279
Less: Outgoings in respect of investment properties	(80)	(87)
Others	277	221
	4,379	4,172

Note:

Fees and commission income

	2003 HK$'m	2002 HK$'m
Securities brokerage	733	465
Credit cards	560	544
Bills commissions	556	586
Loan commissions	473	714
Payment services	315	296
Insurance	235	154
Asset management	211	123
Trust services	76	54
Guarantees	39	46
Others		
— safe deposit box	166	163
— low deposit balance accounts	106	43
— exchange	45	65
— BOC cards	40	51
— dormant accounts	24	31
— agency services	24	26
— postage and telegrams	19	17
— information search	16	7
— correspondent banking	15	16
— sundries	202	248
	3,855	3,649

3. **Operating expenses**

	2003 HK$'m	2002 HK$'m
Staff costs (including directors' emoluments)		
— salaries and other costs	3,069	3,318
— termination benefit	1	7
— pension cost	246	253
	3,316	3,578
Premises and equipment expenses (excluding depreciation)		
— rental of premises	213	245
— information technology	310	266
— others	209	292
	732	803
Depreciation on owned fixed assets	611	632
Auditors' remuneration		
— audit services	29	18
— non-audit services	9	11
Other operating expenses	961	983
	5,658	6,025

4. **Taxation**

Taxation in the profit and loss account represents:

	2003 HK$'m	As restated 2002 HK$'m
Hong Kong profits tax		
— current year taxation	1,470	1,505
— over-provision in prior years	(732)	(130)
Deferred tax charge/(credit)	55	(114)
	793	1,261
Attributable share of estimated Hong Kong profits tax losses arising from investments in partnerships	(817)	(488)
	(24)	773
Investments in partnerships written off	600	365
Hong Kong profits tax	576	1,138
Overseas taxation	[illegible]	[illegible]

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CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Share capital	Premises revaluation reserve	Investment properties revaluation reserve	Translation reserve	(Accumulated losses)/ retained earnings	Total
	HK$'m	HK$'m	HK$'m	HK$'m	HK$'m	HK$'m
At 1 January 2002, as previously reported	52,864	141	18	(2)	(851)	52,170
Effect of adoption of SSAP 12 (revised)	—	(12)	—	—	(370)	(382)
At 1 January 2002, as restated	52,864	129	18	(2)	(1,221)	51,788
Net profit for the year, as restated	—	—	—	—	6,787	6,787
Reclassification	—	5	(5)	—	—	—
Special dividend	—	—	—	—	(1,935)	(1,935)
Revaluation of properties	—	46	(13)	—	—	33
Transfer on disposal of properties	—	(79)	—	—	79	—
Release to deferred tax liabilities	—	(2)	—	—	—	(2)
At 31 December 2002, as restated	52,864	99	—	(2)	3,710	56,671
Company and subsidiaries	52,864	99	—	(2)	3,718	56,679
Associates	—	—	—	—	(8)	(8)
	52,864	99	—	(2)	3,710	56,671
Representing:						
2002 final dividend proposed					2,273	
Others					1,437	
Retained earnings as at 31 December 2002					3,710	
At 1 January 2003, as previously reported	52,864	113	—	(2)	3,966	56,941
Effect of adoption of SSAP 12 (revised)	—	(14)	—	—	(256)	(270)
At 1 January 2003, as restated	52,864	99	—	(2)	3,710	56,671
Net profit for the year	—	—	—	—	7,963	7,963
Currency translation difference	—	—	—	(1)	—	(1)
2002 final dividend paid	—	—	—	—	(2,273)	(2,273)
2003 interim dividend paid	—	—	—	—	(2,062)	(2,062)
Revaluation of properties	—	(48)	—	—	—	(48)
Release from deferred tax liabilities	—	11	—	—	—	11
At 31 December 2003	52,864	62	—	(3)	7,338	60,261
Company and subsidiaries	52,864	62	—	(3)	7,354	60,277
Associates	—	—	—	—	(16)	(16)
	52,864	62	—	(3)	7,338	60,261
Representing:						
2003 final dividend proposed					3,383	
Others					3,955	
Retained earnings as at 31 December 2003					7,338	

CONSOLIDATED CASH FLOW STATEMENT

For the year ended 31 December

	2003	2002
	HK$'m	HK$'m
Cash flow from operating activities		
Operating cash outflow before taxation	(6,284)	(37,893)
Disposal of loans to the Cayman Islands Branch of Bank of China	—	8,722
Hong Kong profits tax paid	(103)	(397)
Overseas profits tax paid	(18)	(20)
Net cash outflow from operating activities	(6,405)	(29,588)
Cash flow from investing activities		
Dividends received from investment securities	32	—
Purchase of fixed assets	(369)	(434)
Proceeds from disposal of fixed assets	1,061	553
Purchase of investment securities	(6)	—
Acquisition of subsidiaries	—	(890)
Proceeds from disposal of a subsidiary	157	—
Proceeds from dissolution of an associate	19	—
Dividends received from associates	4	50
Loans to associates	(358)	(336)
Loans repaid by associates	397	60
Net cash inflow/(outflow) from investing activities	937	(997)
Cash flow from financing activities		
Certificates of deposit redeemed	—	(5,000)
Dividends paid	(4,335)	—
Special dividends paid	—	(1,935)
Dividends paid to minority shareholders	(97)	(79)
Net cash outflow from financing activities	(4,432)	(7,014)
Decrease in cash and cash equivalents	(9,900)	(37,599)
Cash and cash equivalents at 1 January	83,065	120,664
Cash and cash equivalents at 31 December	73,165	83,065

	587	1,153
Share of taxation attributable to associates	2	1
	589	1,154

Hong Kong profits tax has been provided at the rate of 17.5% (2002: 16%) on the estimated assessable profit for the year. In 2003, the HKSAR Government enacted a change in the profits tax rate from 16% to 17.5% for the fiscal year 2003/2004. Taxation on overseas profits has been calculated on the estimated assessable profit for the year at the rates of taxation prevailing in the countries in which the Group operates.

The Group's tax over-provision of HK$732 million represents a write-back of excess tax provision made in prior years. This amount was written back after the finalisation of tax losses arising from predecessor merging branches and tax positions of BOCHK by the Inland Revenue Department in 2003.

The Group has entered into a number of aircraft leasing and coupon strip transactions involving special purpose partnerships. As at 31 December 2003, the Group's investments in such partnerships, which are included in "Other assets" in the consolidated balance sheet, amounted to HK$1,474 million (2002: HK$1,122 million). The Group's investments in partnerships are amortised over the life of the partnerships in proportion to the taxation benefits resulting from those investments.

The total assets and liabilities of the aforementioned partnerships are as follows:

	2003	2002
	HK$'m	HK$'m
Assets	6,159	4,721
Liabilities	4,098	3,182

The taxation on the Group's profit before taxation that differs from the theoretical amount that would arise using the taxation rate of Hong Kong is as follows:

	2003	2002
	HK$'m	HK$'m
Profit before taxation	8,691	8,068
Calculated at a taxation rate of 17.5% (2002: 16%)	1,521	1,291
Effect of different taxation rates in other countries	(31)	(16)
Income not subject to taxation	(1,511)	(968)
Expenses not deductible for taxation purposes	1,518	1,210
Tax losses not recognised	5	7
Temporary differences not recognised	55	—
Utilisation of previously unrecognised tax losses	(21)	(4)
Recognition of previously unrecognised temporary differences	—	(114)
Over-provision in prior years	(732)	(130)
Tax benefits from partnerships	(217)	(123)
Share of taxation attributable to associates	2	1
Taxation charge	589	1,154

5. **Dividends**

	2003		2002	
	Per share	Total	Per share	Total
	HK$	HK$'m	HK$	HK$'m
Special dividend paid	—	—	0.183	1,935
Interim dividend paid	0.195	2,062	—	—
Proposed final dividend	0.320	3,383	0.215	2,273
	0.515	5,445	0.398	4,208

At a meeting held on 5 September 2003, the Board declared an interim dividend of HK$0.195 per ordinary share for the first half of 2003 amounting to approximately HK$2,062 million.

At a meeting held on 22 March 2004, the Board proposed to declare a final dividend of HK$0.320 per ordinary share for the year ended 31 December 2003 amounting to approximately HK$3,383 million. This declared final dividend is not reflected as a dividend payable in the statutory accounts, but will be reflected as an appropriation of retained earnings for the year ending 31 December 2004.

6. **Earnings per share**

The calculation of basic earnings per share is based on the consolidated profit attributable to shareholders for the year ended 31 December 2003 of approximately HK$7,963 million (2002: HK$6,787 million, as restated) and on the ordinary shares in issue of 10,572,780,266 shares (2002: 10,572,780,266 ordinary shares).

There was no dilution of earnings per share as no potential ordinary shares were in issue for the year ended 31 December 2003 (2002: Nil).

7. (a) **Advances and other accounts**

	2003	2002
	HK$'m	HK$'m
Advances to customers	308,582	321,034
Accrued interest	1,905	2,006
	310,487	323,040
Provision for bad and doubtful debts		
— General (Note 7(b))	(5,406)	(6,363)
— Specific (Note 7(b))	(5,507)	(8,650)
	(10,913)	(15,013)
	299,574	308,027
Advances to banks and other financial institutions	520	305
	300,094	308,332

Non-performing loans are analysed as follows:

	2003	2002
	HK$'m	HK$'m
Non-performing loans	17,832	25,659
Specific provisions made in respect of such advances	5,467	8,637
As a percentage of total advances to customers	5.78%	7.99%
Amount of interest in suspense	324	408

Non-performing loans are defined as loans and advances to customers on which interest is being placed in suspense or on which interest accrual has ceased. Specific provisions were made after taking into account the value of collateral in respect of such advances.

There were no advances to banks and other financial institutions on which interest has been placed in suspense or on which interest accrual has ceased as at 31 December 2003 (2002: Nil), nor were there any specific provisions made.

6

(page 4)

中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

(b) Provisions for bad and doubtful debts

	2003			
	Specific	General	Total	Suspended interest
	HK$'m	HK$'m	HK$'m	HK$'m
At 1 January 2003	8,650	6,363	15,013	408
Charged/(credited) to profit and loss account	2,628	(957)	1,671	—
Amounts written off	(6,209)	—	(6,209)	(119)
Recoveries of advances written off in previous years	438	—	438	—
Interest suspended during the year	—	—	—	210
Suspended interest recovered	—	—	—	(175)
At 31 December 2003	5,507	5,406	10,913	324
Deducted from:				
— advances to customers	5,507	5,406	10,913	

	2002			
	Specific	General	Total	Suspended interest
	HK$'m	HK$'m	HK$'m	HK$'m
At 1 January 2002	10,621	6,541	17,162	610
Charged/(credited) to profit and loss account	3,033	(178)	2,855	—
Amounts written off	(3,229)	—	(3,229)	(37)
Recoveries of advances written off in previous years	904	—	904	—
Amounts written off on disposal	(2,679)	—	(2,679)	—
Interest suspended during the year	—	—	—	296
Suspended interest recovered	—	—	—	(461)
At 31 December 2002	8,650	6,363	15,013	408
Deducted from:				
— advances to customers	8,650	6,363	15,013	

8. Other accounts and provisions

	2003	As restated 2002
	HK$'m	HK$'m
Interest payable	850	1,167
Current taxation (Note 9(a))	355	544
Deferred taxation (Note 9(b))	341	328
Short positions in Exchange Fund Bills	2,735	3,198
Accruals and other payables	21,008	12,470
	25,289	17,707

9. Tax liabilities

	2003	2002
	HK$'m	HK$'m
Current taxation (Note a)	355	544
Deferred taxation (Note b)	341	328
	696	872

(a) Current taxation

	2003	2002
	HK$'m	HK$'m
Hong Kong profits tax	349	531
Overseas taxation	6	13
	355	544

(b) Deferred taxation

During the year, deferred tax is recognised in respect of the temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the accounts according to SSAP 12 (revised) "Income taxes". The adoption of SSAP 12 (revised) "Income taxes" represents a change in accounting policy, which has been applied retrospectively so that the comparatives presented have been restated to conform to the changed policy.

The major components of deferred tax assets and liabilities recorded in the consolidated balance sheet, and the movements during the year showing the impact of the adoption of SSAP 12 (revised) "Income taxes", are as follows:

	2003					
	Accelerated tax depreciation	Asset revaluation	Losses	Provisions	Other temporary differences	Total
	HK$'m	HK$'m	HK$'m	HK$'m	HK$'m	HK$'m
At 1 January 2003, as previously reported	11	—	—	—	—	11
Effect of adoption of SSAP 12 (revised)	236	1,043	(2)	(1,009)	2	270
At 1 January 2003, as restated	247	1,043	(2)	(1,009)	2	281
Charged/(credited) to profit and loss account	15	(48)	(1)	73	16	55
Credited to equity	—	(11)	—	—	—	(11)
At 31 December 2003	262	984	(3)	(936)	18	325

12. Off-balance sheet exposures

(a) Contingent liabilities and commitments

The following is a summary of the contractual amounts of each significant class of contingent liabilities and commitments:

	2003	2002
	HK$'m	HK$'m
Direct credit substitutes	1,264	3,839
Transaction-related contingencies	4,427	2,286
Trade-related contingencies	16,120	16,409
Other commitments with an original maturity of:		
— under one year or which are unconditionally cancellable	78,291	75,844
— one year and over	49,037	64,402
	149,139	162,780

(b) Derivatives

The following is a summary of the notional amounts of each significant type of derivative:

	2003			2002		
	Trading	Hedging	Total	Trading	Hedging	Total
	HK$'m	HK$'m	HK$'m	HK$'m	HK$'m	HK$'m
Exchange rate contracts						
Spot	14,673	—	14,673	13,697	—	13,697
Forward and futures contracts	950	—	950	224	—	224
Swaps	184,524	6,254	190,778	179,544	6,082	185,626
Foreign exchange option contracts						
— Currency options purchased	1,476	—	1,476	622	—	622
— Currency options written	4,435	—	4,435	28,633	—	28,633
	206,058	6,254	212,312	222,720	6,082	228,802
Interest rate contracts						
Interest rate swaps	381	21,087	21,468	228	20,055	20,283
Interest rate option contracts						
— Swaption written	1,446	—	1,446	—	—	—
	1,827	21,087	22,914	228	20,055	20,283
Bullion contracts						
Bullion contracts	606	—	606	779	—	779
Gold option contracts						
— Gold options purchased	31	—	31	—	—	—
— Gold options written	30	—	30	—	—	—
	667	—	667	779	—	779
Equity contracts						
Equity option contracts						
— Equity options purchased	1,016	—	1,016	975	—	975
— Equity options written	829	—	829	873	—	873
	1,845	—	1,845	1,848	—	1,848
Total	210,397	27,341	237,738	225,575	26,137	251,712

The trading transactions include positions arising from dealing activities and positions arising from the execution of trade orders from customers or transactions taken to hedge those positions.

The replacement costs and credit risk weighted amounts of the above off-balance sheet exposures, which do not take into account the effects of bilateral netting arrangements are as follows:

	2003	2002	2003	2002
	Credit risk weighted amount		Replacement cost	
	HK$'m	HK$'m	HK$'m	HK$'m
Contingent liabilities and commitments	29,813	45,936	N/A	N/A
Derivatives:				
— Exchange rate contracts	673	596	1,227	870
— Interest rate contracts	57	60	112	120
— Bullion contracts	10	5	33	13
— Equity contracts	29	33	9	17
	769	694	1,381	1,020
Total	30,582	46,630	1,381	1,020

The contract or notional amounts of these instruments indicate the volume of transactions outstanding as at 31 December 2003 and 31 December 2002; they do not represent the amounts at risk.

The credit risk weighted amounts are the amounts that have been calculated in accordance with the Third Schedule of the Banking Ordinance and guidelines issued by the HKMA. The amounts calculated are dependent upon the status of the counterparty and the maturity characteristics of each type of contract.

Replacement cost is the cost of replacing all contracts that have a positive value when marked to market (should the counterparty default on its obligations) and is obtained by marking contracts to market. Replacement cost is a close approximation of the credit risk for these contracts at the balance sheet dates.

13. Segmental reporting

(a) By class of business

	2003					
	Commercial banking	Treasury	Unallocated	Subtotal	Eliminations	Consolidated
	HK$'m	HK$'m	HK$'m	HK$'m	HK$'m	HK$'m
Net interest income	9,392	2,982	500	12,874	—	12,874
Other operating income	3,116	918	832	4,866	(487)	4,379
Operating income	12,508	3,900	1,332	17,740	(487)	17,253
Operating expenses	(4,373)	(162)	(1,610)	(6,145)	487	(5,658)
Operating profit/(loss) before provisions	8,135	3,738	(278)	11,595		11,595

Charge for bad and doubtful debts [illegible]

	Accelerated tax depreciation	Asset revaluation	Losses	Provisions	Other temporary differences	Total
	HK$'m	HK$'m	HK$'m	HK$'m	HK$'m	HK$'m
At 1 January 2002, as previously reported	8	—	—	—	—	8
Effect of adoption of SSAP 12 (revised)	197	1,230	(4)	(1,039)	(2)	382
At 1 January 2002, as restated	205	1,230	(4)	(1,039)	(2)	390
Charged/(credited) to profit and loss account	39	(189)	2	30	4	(114)
Acquisition of a subsidiary	3	—	—	—	—	3
Charged to equity	—	2	—	—	—	2
At 31 December 2002, as restated	247	1,043	(2)	(1,009)	2	281

Deferred tax assets and liabilities are offset on an individual entity basis when there is a legal right to set off current tax assets against current tax liabilities and when the deferred taxation relates to the same authority. The following amounts, determined after appropriate offsetting, are shown in the consolidated balance sheet:

	2003	2002
	HK$'m	HK$'m
Deferred tax assets (Note)	(16)	(47)
Deferred tax liabilities	341	328
	325	281

Note: This amount has been included in "Other assets".

	2003	2002
	HK$'m	HK$'m
Deferred tax assets to be recovered after more than twelve months	(961)	(1,029)
Deferred tax liabilities to be settled after more than twelve months	274	262
	(687)	(767)

10. Reserves

	2003	As restated 2002
	HK$'m	HK$'m
Premises revaluation reserve	62	99
Translation reserve	(3)	(2)
Retained earnings	7,338	3,710
	7,397	3,807

11. Maturity profile

The maturity profile of assets and liabilities analysed by the remaining period as at 31 December to the contractual maturity dates is as follows:

2003	Repayable on demand	3 months or less	1 year or less but over 3 months	5 years or less but over 1 year	Over 5 years	Undated	Total
	HK$'m	HK$'m	HK$'m	HK$'m	HK$'m	HK$'m	HK$'m
Assets							
Treasury bills	—	18,923	1,649	—	—	—	20,572
Cash and other short-term funds	12,547	100,987	—	—	—	—	113,534
Placements with banks and other financial institutions	16	64,521	13,703	—	—	—	78,240
Certificates of deposit held	—	3,870	3,702	10,923	281	—	18,776
Debt securities included in:							
— held-to-maturity securities	—	13,358	9,161	71,227	7,297	34	101,077
— other investments in securities	—	12,122	12,521	44,938	1,774	—	71,355
Advances to customers	23,690	19,161	23,859	125,786	97,944	18,142	308,582
Advances to banks and other financial institutions	—	1	1	518	—	—	520
Liabilities							
Deposits and balances of banks and other financial institutions	6,800	32,151	2,396	—	—	—	41,347
Deposits from customers	303,335	278,509	17,586	1,212	—	—	600,642
Certificates of deposit issued	—	—	—	2,432	—	—	2,432

2002	Repayable on demand	3 months or less	1 year or less but over 3 months	5 years or less but over 1 year	Over 5 years	Undated	Total
	HK$'m	HK$'m	HK$'m	HK$'m	HK$'m	HK$'m	HK$'m
Assets							
Treasury bills	—	12,567	1,504	—	—	—	14,071
Cash and other short-term funds	5,007	95,997	—	—	—	—	101,004
Placements with banks and other financial institutions	21	72,411	7,727	—	—	—	80,159
Certificates of deposit held	—	1,921	6,589	8,824	194	—	17,528
Debt securities included in:							
— held-to-maturity securities	—	11,565	12,798	65,763	4,064	78	94,268
— other investments in securities	—	15,919	6,068	39,178	3,044	—	64,209
Advances to customers	26,979	17,172	25,702	124,813	100,533	25,835	321,034
Advances to banks and other financial institutions	—	1	1	303	—	—	305
Liabilities							
Deposits and balances of banks and other financial institutions	4,164	25,403	390	—	—	—	29,957
Deposits from customers	228,103	350,232	22,215	427	—	—	600,977

The majority of other assets and other accounts and provisions are due within 1 year.

The above maturity classifications have been prepared in accordance with the guideline on "Financial Disclosure by Locally Incorporated Authorized Institutions" under the Supervisory Policy Manual issued by the HKMA. In accordance with the guideline, the Group has reported assets such as advances and debt securities which have been overdue for not more than one month as "Repayable on demand" and assets which are non-performing or which are overdue for more than one month as "Undated". In the case of an asset that is repayable by different payments or instalments, only that portion of the asset that is actually overdue is reported as overdue. Any part of the asset that is not due is reported according to the residual maturity unless the repayment of the asset is in doubt in which case the amount is reported as "Undated". The above assets are stated before deduction of provisions, if any.

The analysis of other investments in securities by remaining period to maturity is disclosed in order to comply with the guideline on "Financial Disclosure by Locally Incorporated Authorized Institutions" under the Supervisory Policy Manual issued by the HKMA. The disclosure does not imply that the securities will be held to maturity.

	Commercial banking	Treasury	Unallocated	Subtotal	Eliminations	Consolidated
Operating profit/(loss) after provisions	6,464	3,738	(278)	9,924	—	9,924
Net loss from disposal/revaluation of fixed assets	—	—	(1,121)	(1,121)	—	(1,121)
Write-back of provision for impairment on held-to-maturity securities and investment securities	—	29	1	30	—	30
Net loss on disposal of a subsidiary	—	—	(1)	(1)	—	(1)
Provision for impairment on investments in associates	—	—	(132)	(132)	—	(132)
Share of profits less losses of associates	—	—	(9)	(9)	—	(9)
Profit/(loss) before taxation	6,464	3,767	(1,540)	8,691	—	8,691
Assets						
Segment assets	310,008	432,947	18,439	761,394	—	761,394
Investments in associates	—	—	278	278	—	278
Unallocated corporate assets	—	—	915	915	—	915
	310,008	432,947	19,632	762,587	—	762,587
Liabilities						
Segment liabilities	621,211	77,671	648	699,530	—	699,530
Unallocated corporate liabilities	—	—	1,640	1,640	—	1,640
	621,211	77,671	2,288	701,170	—	701,170
Other information						
Additions of fixed assets	—	—	369	369	—	369
Depreciation	—	—	611	611	—	611
Amortisation of premium/discount of held-to-maturity securities	—	544	—	544	—	544
Non-cash expenses other than depreciation/amortisation	1,671	—	—	1,671	—	1,671

As restated 2002	Commercial banking	Treasury	Unallocated	Subtotal	Eliminations	Consolidated
	HK$'m	HK$'m	HK$'m	HK$'m	HK$'m	HK$'m
Net interest income	10,876	2,375	691	13,942	—	13,942
Other operating income	3,110	745	861	4,716	(544)	4,172
Operating income	13,986	3,120	1,552	18,658	(544)	18,114
Operating expenses	(4,504)	(174)	(1,891)	(6,569)	544	(6,025)
Operating profit/(loss) before provisions	9,482	2,946	(339)	12,089	—	12,089
Charge for bad and doubtful debts	(2,855)	—	—	(2,855)	—	(2,855)
Operating profit/(loss) after provisions	6,627	2,946	(339)	9,234	—	9,234
Net loss from disposal/revaluation of fixed assets	—	—	(1,032)	(1,032)	—	(1,032)
Provision for impairment on held-to-maturity securities and investment securities	—	(4)	(3)	(7)	—	(7)
Provision for impairment on investments in associates	—	—	(27)	(27)	—	(27)
Share of profits less losses of associates	—	—	(100)	(100)	—	(100)
Profit/(loss) before taxation	6,627	2,942	(1,501)	8,068	—	8,068
Assets						
Segment assets	313,429	400,100	21,173	734,702	—	734,702
Investments in associates	—	—	483	483	—	483
Unallocated corporate assets	—	—	351	351	—	351
	313,429	400,100	22,007	735,536	—	735,536
Liabilities						
Segment liabilities	612,240	62,431	2,469	677,140	—	677,140
Unallocated corporate liabilities	—	—	611	611	—	611
	612,240	62,431	3,080	677,751	—	677,751
Other information						
Additions of fixed assets	—	—	1,351	1,351	—	1,351
Depreciation	—	—	632	632	—	632
Amortisation of premium/discount of held-to-maturity securities	—	1,089	—	1,089	—	1,089
Non-cash expenses other than depreciation/amortisation	2,855	—	—	2,855	—	2,855

- Commercial banking business includes acceptance of deposits, mortgage lending, credit card advances, remittance, provision of securities brokerage and insurance agency services, commercial lending, trade finance and overdraft facilities.

- Treasury activities include money market, foreign exchange dealing and capital market activities. Treasury manages funding of the Group. Treasury provides funding to all other business segments and receives funds from commercial banking's deposit taking activities. These inter-segment funding transactions are priced either at market bid/offer rates as appropriate or at an internal funding rate as determined by the average funding requirements of other business segments and the average one-month inter-bank rates of the relevant financial year. In addition, the gains and losses on the foreign exchange activities of the Group are included in "Treasury". The profit and loss information presented in this note has been prepared using inter-segment charging/income transactions. The segmental assets and liabilities have not been adjusted to reflect the effect of inter-segment borrowing and lending (i.e. segmental profit and loss information is not comparable to segmental assets and liabilities information).

- Unallocated items mainly comprise fixed assets of the Group, investment securities, investments in associates and other items that cannot be reasonably allocated to a specific business segment. The interest benefit of the capital of the Group is also included as unallocated within net interest income. Rental expenses are allocated to business segments based on a fixed rate per square footage occupied.

- Operating expenses of a functional unit are allocated to the relevant business segment that is the predominant user of the services provided by the unit. Operating expenses of other shared services, which cannot be allocated to a specific business segment, are included in "Unallocated".

(b) By geographical area

No geographical reporting is provided as over 90% of the Group's revenues are derived from Hong Kong and over 90% of the Group's assets are originated from business decisions and operations based in Hong Kong.

14. Comparative figures

As further explained in respective notes, due to the adoption of SSAP 12 (revised) "Income taxes" during the year, the presentation of certain items and balances in this results announcement have been revised to comply with the new requirements.

15. Statutory accounts

The financial information relating to the financial year ended 31 December 2003 included in this final results announcement is only a summary extracted from the statutory accounts, which does not represent the full set of the statutory accounts, nor will it be sufficient enough to allow full understanding of the results and state of affairs of the Group. The auditors have expressed an unqualified opinion on those accounts in their report dated 22 March 2004.

(9)

(page 5)

中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

UNAUDITED SUPPLEMENTARY FINANCIAL INFORMATION

1. **Capital adequacy ratio**

	2003	2002*
Capital adequacy ratio	15.11%	13.99%
Adjusted capital adequacy ratio	15.21%	14.39%

The capital adequacy ratio is computed on the consolidated basis that comprises the positions of BOCHK and certain subsidiaries specified by the HKMA for its regulatory purposes and in accordance with the Third Schedule of the Banking Ordinance.

The adjusted capital adequacy ratio taking into account market risk exposure as at the balance sheet date is computed in accordance with the guideline on "Maintenance of Adequate Capital Against Market Risks" under the Supervisory Policy Manual issued by the HKMA and on the same basis as for the unadjusted capital adequacy ratio.

2. **Components of capital base after deductions**

The consolidated capital base after deductions used in the calculation of the above capital adequacy ratios as at 31 December 2003 and 31 December 2002 and reported to the HKMA is analysed as follows:

	2003 HK$'m	2002* HK$'m
Core capital:		
Paid up ordinary share capital	43,043	43,043
Reserves	10,468	8,087
Profit and loss account	2,327	2,360
Minority interests	917	867
	56,755	54,357
Supplementary capital:		
General provisions for doubtful debts	4,997	5,200
Total capital base before deductions	61,752	59,557
Deductions:		
Shareholdings in subsidiaries or holding company	(449)	(482)
Exposures to connected companies	(872)	(918)
Equity investments of 20% or more in non-subsidiary companies	(107)	(171)
Investments in the capital of other banks or other financial institutions	(1)	(1)
	(1,429)	(1,572)
Total capital base after deductions	60,323	57,985

* Prior year comparatives have not been restated on adoption of SSAP 12 (revised) "Income taxes".

3. **Liquidity ratio**

	2003	2002
Average liquidity ratio	37.76%	41.17%

The average liquidity ratio is calculated as the simple average of each calendar month's average liquidity ratio of BOCHK for the year.

The liquidity ratio is computed on the solo basis (the Hong Kong offices only) and is in accordance with the Fourth Schedule of the Banking Ordinance.

4. **Currency concentrations**

The following is a summary of the major foreign currency exposures arising from trading, non-trading and structural positions. The net option position is calculated based on the worst-case approach set out in the prudential return "Foreign Currency Position" issued by the HKMA:

2003 — Equivalent in millions of HK$

	US Dollars	Euro	Canadian Dollars	Australian Dollars	New Zealand Dollars	Renminbi Yuan	Others	Total
Spot assets	164,349	21,619	6,358	22,007	7,295	1,144	25,847	248,619
Spot liabilities	(142,187)	(11,011)	(9,978)	(28,336)	(13,579)	(563)	(19,155)	(224,809)
Forward purchases	125,005	13,252	4,619	20,289	10,701	—	35,530	209,396
Forward sales	(149,283)	(24,134)	(1,080)	(14,112)	(4,665)	—	(42,074)	(235,348)
Net options position	(974)	59	(11)	837	92	—	14	17
Net long/(short) position	(3,090)	(215)	(92)	685	(156)	581	162	(2,125)

2002 — Equivalent in millions of HK$

	US Dollars	Euro	Canadian Dollars	Australian Dollars	New Zealand Dollars	Renminbi Yuan	Others	Total
Spot assets	168,003	16,688	5,002	23,525	11,809	611	27,587	253,225
Spot liabilities	(135,565)	(10,753)	(6,352)	(27,799)	(15,226)	(425)	(19,956)	(216,076)
Forward purchases	102,549	7,025	1,964	8,798	5,381	—	32,696	158,413
Forward sales	(138,688)	(13,279)	(610)	(4,541)	(1,884)	—	(40,412)	(199,414)
Net options position	(444)	41	101	192	100	—	13	3
Net long/(short) position	(4,145)	(278)	105	175	180	186	(72)	(3,849)

There were no significant net structural positions for the Group as at 31 December 2003 and 31 December 2002.

5. **Segmental information**

(a) **Sectoral analysis of gross advances to customers**

The information concerning gross advances to customers has been analysed into loans used inside or outside Hong Kong by industry sectors of the borrowers as follows:

	2003 HK$'m	2002 HK$'m
Loans for use in Hong Kong		
Industrial, commercial and financial		
— Property development	23,162	26,591
— Property investment	46,754	50,992

7. **Overdue and rescheduled assets**

(a) **Overdue and non-performing loans**

	2003 Amount HK$'m	2003 % of gross advances to customers	2002 Amount HK$'m	2002 % of gross advances to customers
Gross advances to customers which have been overdue for:				
— six months or less but over three months	977	0.31%	2,240	0.70%
— one year or less but over six months	2,521	0.82%	3,486	1.08%
— over one year	8,106	2.63%	12,899	4.02%
Advances overdue for over three months	11,604	3.76%	18,625	5.80%
Less:				
Amount overdue for over three months and on which interest is still being accrued	(67)	(0.02%)	(550)	(0.17%)
Add:				
Amount overdue for three months or less and on which interest is being placed in suspense or on which interest accrual has ceased				
— included in rescheduled advances	798	0.26%	1,436	0.45%
— others	5,497	1.78%	6,148	1.91%
Gross non-performing loans	17,832	5.78%	25,659	7.99%

At 31 December 2003 and 31 December 2002, there were no advances to banks and other financial institutions that were overdue for over three months.

(b) **Other overdue assets**

	2003 HK$'m	2002 HK$'m
Overdue for:		
— six months or less but over three months	2	3
— one year or less but over six months	—	1
— over one year	2	—
	4	4

As at 31 December 2003 and 31 December 2002, other overdue assets represented the accrued interest.

(c) **Rescheduled advances to customers**

	2003 Amount HK$'m	2003 % of gross advances to customers	2002 Amount HK$'m	2002 % of gross advances to customers
Rescheduled advances to customers	851	0.28%	1,464	0.46%

Advances with a specific repayment date are classified as overdue when the principal or interest is overdue and remains unpaid. Advances repayable by regular instalments are classified as overdue when an instalment payment is overdue and remains unpaid. Advances repayable on demand are classified as overdue either when a demand for repayment has been served on the borrower but repayment has not been made in accordance with the instruction or when the advances have remained continuously outside the approved limit that was advised to the borrower.

Rescheduled advances are those advances that have been restructured or renegotiated because of a deterioration in the financial position of the borrower or of the inability of the borrower to meet the original repayment schedule and for which the revised repayment terms, either of interest or of repayment period, are non-commercial. Rescheduled advances, which have been overdue for more than three months under the revised repayment terms, are included in overdue advances. Rescheduled advances are stated after deduction of accrued interest that has been charged to customers but accrued to a suspense account and before deduction of specific provisions.

As at 31 December 2003 and 31 December 2002, there were no rescheduled advances to banks and other financial institutions.

8. **Repossessed assets held**

	2003 HK$'m	2002 HK$'m
Repossessed assets held	1,757	2,097

Repossessed assets are properties or securities in respect of which the Group has acquired access or control (e.g. through court proceedings or voluntary actions by the borrowers concerned) for release in full or in part of the obligations of the borrowers. Upon repossession of the assets, the related loans and advances will continue to be recorded as loans and advances until all collection efforts have been exhausted and the repossessed assets are realised. Specific provisions will be made after taking into account the market value of the repossessed assets which are yet to be disposed. Upon disposal of the repossessed assets, any specific provisions previously made will be utilised to write off the loans and advances.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S SHARES

During the year, neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company's shares.

DIRECTORS' RIGHTS TO ACQUIRE SHARES

On 5 July 2002, the following directors were granted options by BOC Hong Kong (BVI) Limited ("BOC (BVI)"), the immediate holding company of the Company, pursuant to a Pre-Listing Share Option Scheme to purchase from BOC (BVI) an aggregate of 13,737,000 existing issued shares of the Company at a price of HK$8.50 per share. The option shares represent approximately 0.13% of the Company's issued share capital as at the date of grant and as at 31 December 2003. None of these options may be exercised within one year from 25 July 2002. These options have a vesting period of four years from 25 July 2002 with a valid exercise period of ten years. 25% of the number of shares subject to such options will vest at the end of each year. No offer to grant any options under the Pre-Listing Share Option Scheme may be made on or after 25 July 2002, the date on which dealings in the Company's shares commenced on the Stock Exchange.

Particulars of the options granted to the directors under the Pre-Listing Share Option Scheme are set out below:

	Date of grant	Exercise price (HK$)	Exercisable Period	Granted on 5 July 2002	Balances as at 1 January 2003	Exercised during the year	Surrendered during the year	Lapsed during the year	Balances as at 31 December 2003
SUN Changji	5 July 2002	8.50	25 July 2003 to 4 July 2012	1,590,600	1,590,600	—	—	—	1,590,600
HE Guangbei	5 July 2002	8.50	25 July 2003 to 4 July 2012	1,446,000	1,446,000	—	—	—	1,446,000
HUA Qingshan	5 July 2002	8.50	25 July 2003 to 4 July 2012	1,446,000	1,446,000	—	—	—	1,446,000
LI Zaohang	5 July 2002	8.50	25 July 2003 to 4 July 2012	1,446,000	1,446,000	—	—	—	1,446,000
ZHOU Zaiqun	5 July 2002	8.50	25 July 2003 to 4 July 2012	1,446,000	1,446,000	—	—	—	1,446,000
ZHANG Yanling	5 July 2002	8.50	25 July 2003 to 4 July 2012	1,446,000	1,446,000	—	—	—	1,446,000
LIU Mingkang*	5 July 2002	8.50	25 July 2003 to 4 July 2012	1,735,200	1,735,200	[illegible]	1,735,200	[illegible]	[illegible]
LIU Jinbao*	5 July 2002	8.50	[illegible]	1,446,000	1,446,000	[illegible]	[illegible]	[illegible]	1,446,000

— Property development	23,162	26,591
— Property investment	46,754	50,992
— Financial concerns	6,589	8,891
— Stockbrokers	41	82
— Wholesale and retail trade	18,858	23,781
— Manufacturing	11,342	12,834
— Transport and transport equipment	12,385	11,192
— Others	38,529	40,440
Individuals		
— Loans for the purchase of flats in Home Ownership Scheme, Private Sector Participation Scheme and Tenants Purchase Scheme	18,244	19,956
— Loans for purchase of other residential properties	90,003	85,853
— Credit card advances	3,756	3,554
— Others	7,387	8,469
Total loans for use in Hong Kong	277,050	292,635
Trade finance	9,851	8,873
Loans for use outside Hong Kong	21,681	19,526
Gross advances to customers	308,582	321,034

(b) **Geographical analysis of gross advances to customers, overdue advances and non-performing loans**

The following geographical analysis of gross advances to customers, advances overdue for over three months and NPLs is based on the location of the counterparties, after taking into account the transfer of risk in respect of such advances where appropriate.

(i) *Gross advances to customers*

	2003	2002
	HK$'m	*HK$'m*
Hong Kong	289,129	304,924
Mainland China	8,434	4,456
Others	11,019	11,654
	308,582	321,034

(ii) *Advances overdue for over three months*

	2003	2002
	HK$'m	*HK$'m*
Hong Kong	11,066	17,060
Mainland China	469	1,402
Others	69	163
	11,604	18,625

(iii) *Non-performing loans*

	2003	2002
	HK$'m	*HK$'m*
Hong Kong	16,801	23,653
Mainland China	887	1,755
Others	144	251
	17,832	25,659

6. **Cross-border claims**

The information on cross-border claims discloses exposures to foreign counterparties on which the ultimate risk lies, and is derived according to the location of the counterparties after taking into account any transfer of risk. In general, such transfer of risk takes place if the claims are guaranteed by a party in a country, which is different from that of the counterparty or if the claims are on an overseas branch of a bank whose head office is located in another country. Only regions constituting 10% or more of the aggregate cross-border claims are analysed by geographical areas and disclosed as follows:

	Banks and other financial institutions	*Public sector entities*	Others	Total
	HK$'m	*HK$'m*	*HK$'m*	*HK$'m*
At 31 December 2003				
Asia, other than Hong Kong				
— Mainland China	45,698	2,157	8,507	56,362
— Others	49,750	1,180	4,981	55,911
	95,448	3,337	13,488	112,273
North America				
— United States	7,571	14,850	18,130	40,551
— Others	15,013	2,997	39	18,049
	22,584	17,847	18,169	58,600
Western Europe				
— Germany	38,563	—	5,359	43,922
— Others	117,451	1,470	13,949	132,870
	156,014	1,470	19,308	176,792
Total	274,046	22,654	50,965	347,665

	Banks and other financial institutions	*Public sector entities*	Others	Total
	HK$'m	*HK$'m*	*HK$'m*	*HK$'m*
At 31 December 2002				
Asia, other than Hong Kong				
— Mainland China	36,489	2,665	5,426	44,580
— Others	44,078	6,015	4,160	54,253
	80,567	8,680	9,586	98,833
North America				
— United States	8,133	10,594	15,703	34,430
— Others	12,158	2,647	14	14,819
	20,291	13,241	15,717	49,249
Western Europe				
— Germany	36,172	—	10,743	46,915
— Others	109,843	1,451	12,511	123,805
	146,015	1,451	23,254	170,720
Total	246,873	23,372	48,557	318,802

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]				
LIU Jinbao*	5 July 2002	8.50	25 July 2003 to 4 July 2012	1,735,200	1,735,200	—	—	—	1,735,200
PING Yue**	5 July 2002	8.50	25 July 2003 to 4 July 2012	1,446,000	1,446,000	—	—	—	1,446,000
Total:				13,737,000	13,737,000	—	1,735,200	—	12,001,800

* Resigned with effect from 28 May 2003.

** *Resigned with effect from 2 February 2004.*

Save as disclosed above, at no time during the year was the Company or its holding companies, or any of its subsidiaries or fellow subsidiaries a party to any arrangements to enable the directors to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate.

DIRECTORS' AND CHIEF EXECUTIVE'S INTERESTS IN SHARES, UNDERLYING SHARES AND DEBENTURES

Save as disclosed above, as at 31 December 2003, none of the directors or chief executive of the Company had any interests or short positions in the shares, underlying shares or debentures of the Company or any associated corporation (within the meaning of Part XV of the Securities and Futures Ordinance, Chapter 571 of the Laws of Hong Kong ("SFO")) as recorded in the register required to be kept under section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies.

SUBSTANTIAL INTERESTS IN SHARE CAPITAL

The register maintained by the Company pursuant to section 336 of the SFO recorded that, as at 31 December 2003, the following corporations had the following interests (as defined in the SFO) in the Company:

	Name of Corporation		
	BOC	BOC Hong Kong (Group) Limited ("BOCHKG")	BOC (BVI)
Aggregate long position in shares and underlying shares	7,004,340,277	6,961,755,277	6,961,755,277
% of total issued shares of the Company	66.25%	65.85%	65.85%
Capacity in which such interests are held	Through controlled corporation (Notes 1, 2 and 3)	Through controlled corporation (Note 1)	Held 6,959,753,556 shares as beneficial owner Held 2,001,721 shares through controlled corporation (Note 4)
Nature of such interests			
1. Interests in shares	6,986,155,277	6,961,755,277	6,961,755,277
2. Interests under equity derivatives			
— *Cash settled*	10,000,000	—	—
— Physically settled	8,185,000	—	—

Notes:

1. BOC holds the entire issued share capital of BOCHKG which in turn holds the entire issued share capital of BOC (BVI). Accordingly, BOC and BOCHKG are deemed to have the same interests in the Company as BOC (BVI) for the purpose of the SFO.
2. BOC holds the entire issued share capital of Bank of China Group Investment Limited, which in turn holds 94.5% of the issued share capital of Bank of China Group Insurance Company Limited ("BOC Insurance") which in turn holds the entire issued share capital of BOC Group Life Assurance Company Limited ("BOC Life"). Accordingly, for the purpose of the SFO, BOC is deemed to have the same interests in the Company as BOC Insurance and BOC Life, each of which had an interest in 5,700,000 shares of the Company.
3. BOC holds the entire issued share capital of BOC International Holdings Limited which in turn holds the entire issued share capital of BOCI Financial Products Limited. Accordingly, BOC is deemed to have the same interests in the Company as BOCI Financial Products Limited which had an interest in 13,000,000 shares of the Company and an interest in 18,185,000 shares under equity derivatives of which an interest in 10,000,000 shares is cash settled and an interest in 8,185,000 shares is physically settled.
4. BOC (BVI) holds 93.64% of the issued share capital of Hua Chiao Commercial Limited ("Hua Chiao") which is in members' voluntary winding-up and Hua Chiao had an interest in 2,001,721 shares of the Company.

All the interests stated above represented long positions. Save as disclosed above, as at 31 December 2003, no other interests or short positions were recorded in the register maintained by the Company under section 336 of the SFO.

Pursuant to a placing agreement dated 15 December 2003, BOC (BVI) sold 1,070,000,000 shares of the Company (approximately 10.12% of the Company's issued share capital) to independent investors at a price of HK$13.70 per share. Upon completion of the placing, BOC's shareholding in the Company was reduced to 66.25% and the Company's public shareholding was increased to 33.75%. The placing was completed on 18 December 2003.

COMPLIANCE WITH THE GUIDELINE ON "FINANCIAL DISCLOSURE BY LOCALLY INCORPORATED AUTHORIZED INSTITUTIONS"

The statutory accounts for the year ended 31 December 2003 fully comply with the requirements set out in the guideline on "Financial Disclosure by Locally Incorporated Authorized Institutions" under the Supervisory Policy Manual issued by the HKMA.

COMPLIANCE WITH THE CODE OF BEST PRACTICE OF THE LISTING RULES

The directors confirm that the Company has complied with the Code of Best Practice as set out in Appendix 14 of the Listing Rules throughout the year.

FINAL DIVIDEND

The Board has recommended a final dividend of HK$0.320 per ordinary share, amounting to approximately HK$3,383 million, subject to the approval of shareholders at the forthcoming Annual General Meeting to be held on Friday, 21 May 2004. If approved, the final dividend will be paid on Tuesday, 25 May 2004 to shareholders whose names appear on the Register of Members of the Company on Wednesday, 19 May 2004. Together with the interim dividend of HK$0.195 per share declared in September 2003, the total dividend payout for 2003 would be HK$0.515 per share.

CLOSURE OF REGISTER OF MEMBERS

The Register of Members of the Company will be closed, for the purpose of determining shareholders' entitlement to the final dividend, from Wednesday, 12 May 2004 to Wednesday, 19 May 2004 (both days inclusive), during which period no transfer of shares will be registered. In order to rank for the final dividend, shareholders should ensure that all transfer documents, accompanied by the relevant share certificates, are lodged with the Company's Share Registrar, Computershare Hong Kong Investor Services Limited, at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, not later than 4:00 p.m. on Tuesday, 11 May 2004.

ANNUAL GENERAL MEETING

The 2004 Annual General Meeting will be held at 3:00 p.m. on Friday, 21 May 2004 at *Meeting Room 401, Hong Kong Convention and Exhibition Centre*, 1 Harbour Road, Wanchai, Hong Kong (please use Harbour Road Entrance). For details of the Annual General Meeting, please refer to the Notice of Annual General Meeting which is expected to be published on or about 13 April 2004.

PUBLICATION OF DETAILED RESULTS ANNOUNCEMENT ON STOCK EXCHANGE'S WEBSITE

A detailed results announcement containing all the information required by paragraphs 45(1) to 45(3) of Appendix 16 of the Listing Rules will be published on the websites of the Company (www.bochkholdings.com) and the Stock Exchange (www.hkex.com.hk) in due course.

By Order of the Board
Jason C. W. Yeung
Company Secretary
Hong Kong, 22 March 2004

The Standard
Date 23 MAR 2004

File No. 82-34675

中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED
Stock Code: 2388

Growing with Stronger Foundations



Highlights of 2003 Annual Results

- Profit attributable to shareholders of HK$7,963 million, up 17.33%
- Earnings per share of HK$0.7532, up 17.34%
- Final dividend of HK$0.32 per share subject to approval at the Annual General Meeting on May 21, 2004 (Friday), to be payable on May 25, 2004 (Tuesday)
- Total dividend of HK$0.515 per share for the year, up 29.40%
- Total assets of HK$762,587 million, up 3.68%

"In 2003, we continued to grow with stronger foundations, demonstrating our commitment to maximise shareholder value and enhance corporate governance. We also made much progress in becoming our customers' premier bank wherever we are. The Group's financial results attest to our growing diversified business and strengthened capabilities in all areas. We believe 2004 will be full of new business opportunities as the market environment in Hong Kong improves and the economy of the Mainland remains vibrant. We are well positioned to take advantage of these opportunities."

— Xiao Gang, Chairman

BOC Hong Kong (Holdings) Limited is a leading commercial banking group in Hong Kong offering a comprehensive range of financial products and services to retail and corporate customers. Our extensive branch network in Hong Kong and the Mainland of China allows us to meet the cross-border financial service needs of Hong Kong and Mainland customers.

File No. 82-34675

04 MAR 25 AM 7:21

中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

BOC Hong Kong (Holdings) Limited
2003 Results – Financial Highlights

- Operating profit before provisions down 4.09% to HK$11,595 million (HK$12,089 million in 2002)
- Operating profit after provisions up 7.47% to HK$9,924 million (HK$9,234 million in 2002)
- Profit before taxation up 7.72% to HK$8,691 million (HK$8,068 million in 2002)
- Profit attributable to shareholders up 17.33% to HK$7,963 million (HK$6,787 million in 2002)
- Earnings per share up 17.34% to HK$0.7532 (HK$0.6419 in 2002)
- Final dividend of HK$0.32 per share (Interim dividend of HK$0.195 per share; total dividend of HK$0.515 per share, up 29.40% over 2002)
- Return on average shareholders' funds up by 110 basis points to 13.62% (12.52% in 2002)
- Return on average total assets up by 14 basis points to 1.08% (0.94% in 2002)
- Total assets up 3.68% to HK$762,587 million (HK$735,536 million at end-2002)
- Capital adequacy ratio 15.11% (13.99% at end-2002)
- Cost to income ratio 32.79% (33.26% in 2002)
- NPL ratio 5.78%

中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

Press Release
March 22, 2004

BOC Hong Kong (Holdings) increased attributable profit by 17.33% to HK$7,963 million

BOC Hong Kong (Holdings) Limited ("the Company", stock code "2388"; USA OTC: BHKLY) today announced its 2003 annual results. The Company registered a profit attributable to shareholders of HK$7,963 million, an increase of 17.33% compared with 2002. Earnings per share rose to HK$0.75 from HK$0.64. "As reflected in the Company's 2003 financial results, we succeeded in growing our profits amidst a very challenging year while continuing to strengthen our foundations for future growth," remarked by Mr Xiao Gang, Chairman of the Company.

The growth in the Company's profits was mainly attributable to a strong increase in wealth management income, effective cost control and a substantially lower charge for bad and doubtful debts.

Return on average shareholders' funds grew by 1.10 percentage points to 13.62% while return on average total assets was up by 0.14 percentage point to 1.08%.

The Company has made significant improvement in asset quality. Non-performing loan (NPL) ratio dropped to 5.78%, compared to 7.99% a year ago, as a result of a stronger credit portfolio, better risk control, effective debt collection and an increase in write-offs. In the last eighteen months, the Company has reduced its NPL ratio by over 3 percentage points.

The Board has recommended a final dividend of HK$0.32 per share. This, together with the interim dividend of HK$0.195 per share, results in a total dividend of HK$0.515 per share, representing an increase of 29.40% compared to the year before and a dividend payout ratio of 68.38% for the year. The dividend is subject to the approval of shareholders at the forthcoming Annual General Meeting to be held on May 21, 2004 (Friday). If approved, the final dividend will be paid on May 25, 2004 (Tuesday) to shareholders whose names appear on the Register of Members of the Company on May 19, 2004 (Wednesday).

Key Financial Performance

Operating profit before provisions was HK$11,595 million, down by 4.09% while operating income decreased by 4.8%. The further decline of interest rates during the year, coupled with subdued loan demand and intense competition, has led to a decrease in net interest income to HK$12,874 million. Net interest margin narrowed to 1.82% from 2.00% a year ago while net interest spread fell to 1.73% from 1.87% in 2002.

Other operating income increased by 4.96% to HK$4,379 million due mainly to an increase of 68% in income from wealth management, including income from life insurance premiums, stock broking, and commissions on sales of investment funds and retail bonds. The ratio of non-interest income to total operating income was up by 2.35 percentage points, reaching 25.38% during the year.

The Company continued to exercise prudent cost control and managed to improve overall productivity and efficiency. Operating expenses decreased by 6.09% to HK$5,658 million. Staff costs fell by 7.32% to HK$3,316 million. Other savings came from the rationalisation of

percentage point to 32.79%, which was low by the industry standard.

The net charge for bad and doubtful debts decreased by 41.47% to HK$1,671 million, owing to a reduction in the specific provision charge and a release of general provisions. The quality of residential mortgage portfolio continued to improve with the delinquency and re-scheduled loan ratio dropping from 1.75% to 1.10%, lower than the market average. Credit card delinquency ratio fell from 1.26% to 0.75% and the charge-off ratio, from 12.87% to 8.86%, both lower than the industry averages.

Taxation was down by 48.96% to HK$589 million, primarily due to a write-back of HK$732 million of tax provision.

Total assets amounted to HK$762,587 million as at the end of 2003, an increase of 3.68%. Advances to customers fell by 3.88% to HK$308,582 million resulting from large write-offs and collections.

Total liabilities registered an increase of 3.46% to HK$701,170 million as at the end of 2003. Deposits from customers stood at HK$600,642 million. Loan to deposit ratio fell from 53.42% to 51.38%.

The Company's capital strength remained solid. Capital adequacy ratio rose to 15.11% as at December 31, 2003 from 13.99% of a year ago. Average liquidity ratio was 37.76%, compared to 41.17% for 2002.

Comments by Mr Xiao Gang, Chairman

"Growing with Stronger Foundations is the embodiment of the Company's continued commitment to maximising shareholder value and enhancing corporate governance. This commitment is crucial to enable us to be our customers' premier bank wherever we are.

"We believe 2004 is going to be another exciting year in a more positive sense, given the improved market sentiment, the benefits of CEPA and other conducive factors. Apart from our priorities of wealth management, consumer credit and corporate lending, we will be actively growing our China business. Towards the end of 2003, BOCHK was appointed as the Clearing Bank for personal RMB business in Hong Kong and our RMB banking services were launched in late February 2004. We are uniquely positioned to take advantage of new business opportunities generated from these developments. Furthermore, with the injection of state capital in late 2003, Bank of China, the Company's parent company, has been enhancing its corporate governance, operations and management system as well as business development activities to be an even stronger entity. All these are geared towards facilitating fair and mutually beneficial co-operation between BOC and the Company, and in turn, creating an enlarged and solid platform for the development of our China business. To capture the opportunities that are emerging, we will continue to build upon our branch network and resources in both Hong Kong and the Mainland. In order to accomplish further growth with stronger foundations, we will implement coherent and pragmatic business strategies, enhance our management and corporate governance, focus on asset quality, and strengthen our competitive edge."

Comments by Mr He Guangbei, Vice Chairman and Chief Executive

"Looking forward, we are cautiously optimistic that the current economic climate will

"Our chief goal is to achieve higher growth through the transformation of our business portfolio and the strengthening of our core competencies, laying stronger foundations for our long-term development. To reach that goal, we have set forth key strategic priorities as follows:

- **Increasing focus on wealth management and consumer credit** through establishing a comprehensive wealth management platform and expanding our consumer credit portfolio.
- **Expanding corporate and treasury services** to increase profitability while keeping risks at a manageable level by active portfolio management and bank-wide cross selling. Broadening SME loan product range is also one of our key initiatives.
- **Enhancing our services in the Mainland** to capture the opportunities arising from CEPA by leveraging our branch network and solid presence in the Mainland.
- **Optimising operational efficiency** through bank-wide efficiency enhancement programmes, including technological enhancement, network rationalisation, channel modernisation and human resources development.
- **Implementing sound risk management** by building a risk-focused culture of business development and implementing appropriate risk management processes and controls. In the medium-term, we will adopt the risk-adjusted and economic capital allocation methodology.

- End -

About BOC Hong Kong (Holdings) Limited

BOC Hong Kong (Holdings) Limited ("the Company") was incorporated in Hong Kong on September 12, 2001, to hold the entire equity interest in Bank of China (Hong Kong) Limited (BOCHK), its principal operating subsidiary.

The Company is a leading commercial banking group in Hong Kong in terms of assets and customer deposits. With nearly 300 branches and about 450 ATMs and other delivery channels in Hong Kong, the Company offers a comprehensive range of financial products and services to retail and corporate customers. BOCHK is one of the three banknote issuing banks in Hong Kong and serves as a Chairman Bank of the Hong Kong Association of Banks on a rotational basis. In addition, BOCHK has 14 branches and sub-branches in the Mainland of China to meet the cross-border banking needs of our Hong Kong and Mainland customers.

The Company began trading on the main board of the Stock Exchange of Hong Kong on July 25, 2002, with stock code "2388", USA OTC: BHKLY.

Media Enquiry: Ms Clarina Man (852) 2826-6175
Ms Angel Yip (852) 2826-6159

Remarks: Copies of the press release on annual results may be obtained from the Corporate Communications Division, 13/F, Bank of China Tower, 1 Garden Rd, Central, Hong Kong.